FY 10

ANNUAL REPORT


10010392

Belk®

Belk, Inc.
Directors And Officers

Directors

Thomas M. Belk, Jr.
Chairman and
Chief Executive Officer

H. W. McKay Belk
President and
Chief Merchandising Officer

John R. Belk
President and
Chief Operating Officer

J. Kirk Glenn, Jr.
Retired Chairman
and Manager
Quality Oil Company

John A. Kuhne
Private Investor

Elizabeth Valk Long
Retired
Executive Vice President
Time Inc.

Thomas C. Nelson
Chairman and
Chief Executive Officer
National Gypsum Company

John R. Thompson
Senior Vice President and
General Manager
BestBuy.com

John L. Townsend, III
Private Investor
Retired Managing Director
and General Partner
Goldman Sachs & Co.

Honorary Director

Sarah Belk Gambrell

Executive Officers

Thomas M. Belk, Jr.
Chairman and
Chief Executive Officer

H. W. McKay Belk
President and
Chief Merchandising Officer

John R. Belk
President and
Chief Operating Officer

Kathryn Bufano
President, Merchandising
and Marketing

Ralph A. Pitts
Executive Vice President,
General Counsel and Secretary

Brian T. Marley
Executive Vice President
and Chief Financial Officer



2801 West Tyvola Road
Charlotte, North Carolina 28217

April 21, 2010

Dear Fellow Stockholders:

Fiscal 2010 was a year of unprecedented challenges and uncertainties that arose from the worst economic downturn in decades. Despite those challenges, your Company delivered strong bottom line results and a greatly strengthened balance sheet. I have never been more proud of the determination, hard work and sacrifices of our dedicated team of talented managers and associates that produced a substantial increase in earnings and a record cash flow that resulted in $585.9 million in cash at year end.

While we continue to operate in a difficult environment that appears to be slowly improving, these outstanding results have greatly enhanced our financial strength and flexibility, allowing your Company to make strategic investments for long term growth and success. It also provided an opportunity for us to return capital to you, our shareholders, by increasing our dividend, declaring a special one-time additional dividend, and initiating a stock repurchase opportunity.

Financial Highlights

Highlights of our fiscal 2010 financial results include:

- Total sales were $3.35 billion versus $3.50 billion for the prior fiscal year. Comparable store sales decreased 4.6 percent. The decrease was due primarily to a significant decline in consumer spending in the first half of the year that was partially offset by improved sales trends in the second half. Our top line results reflected the continued slowdown in spending driven by consumer fears over high unemployment rates and ongoing credit and housing troubles, yet we exceeded our sales plans and outperformed most of our peer department store companies in comparable store sales results.
- Net income increased to $67.1 million compared to a net loss of $213.0 million for the prior year period. The increase reflects corporate initiatives that produced improved merchandise margins and reduced expenses. The net loss in fiscal year 2009 resulted primarily from a non-cash goodwill impairment charge taken in the fourth quarter.
- Net income excluding non-comparable items was $95.2 million versus $53.1 million in the prior year. A detailed reconciliation of net income to net income excluding non-comparable items is included on page 5 of this Annual Report.
- The Board of Directors declared a regular dividend of $0.40 per share – twice the amount of the prior year – plus a special one-time dividend of $0.40 per share, and authorized a stock repurchase at a price of $26.00 per share.

Navigating the Business Through Difficult Times

As the economic turbulence and difficult retail climate continued last year, we made tough decisions and took aggressive action to stabilize our business, create financial flexibility and protect our brand. The following are a few examples of the strategic and tactical initiatives that contributed to the successful results of the past year.

- Early in the year, we reacted quickly to develop contingency plans and make adjustments in our business in response to continued consumer worries about unemployment, credit and the uncertain economy that perpetuated the slowdown in spending. We redoubled our efforts to manage inventories and improve our expense structure, and we reached out to lenders to renegotiate amendments to our debt covenants. As a result of a number of initiatives implemented to improve operational efficiency and eliminate waste, cost reductions were achieved in such areas as travel, store rent and leases, energy consumption, benefit plans and capital expenditures. Our associates made significant sacrifices through the suspension of pay increases and retirement plan contributions, and reduced annual bonus targets.

- We achieved significant increases in merchandise margins, well above our plans and last year's results. Some of the key drivers of this performance included:
  - o Effective management of inventory levels, markdowns and clearance;
  - o Improved merchandise turnover rate and fresher inventory;
  - o Stronger sales of moderate priced and private brand merchandise;
  - o Reduction of merchandise marked out of stock; and
  - o Improved coupon control and reduction of layered merchandise discounts.
- Belk credit was another noteworthy success last year supported by efforts across all functions and locations. These efforts included stronger credit promotions, expansion of direct mail advertising, and store initiatives to boost credit solicitation results. More than 700,000 new Belk credit accounts were added, and the Company exceeded its credit solicitation goal by achieving one credit application for every 19 hours worked by our store associates.

Changing to Meet Customers' Needs

Listening and responding to changing customer needs is a fundamental part of our business, and this was especially important during the past year as consumers curtailed spending in the face of continued economic setbacks and uncertainty. In spite of a difficult retail climate, Belk managers and associates worked diligently to deliver compelling merchandise assortments, good value and superior service to customers.

The strength and popularity of our exclusive private brands continued to grow as we offered style-right and price-right fashions that resonated with customers. Private brands sales penetration increased to 28.3% of our total sales. The top performing lines last year included New Directions, Kim Rogers and Red Camel.

Other key merchandise focus areas during the past year that produced strong results were denim, moderate sportswear and shoes. We have also identified youth, modern, and costume jewelry as additional merchandise focus areas to target for sales and margin growth in the current fiscal year.

The Company's sales promotion and marketing programs were key to communicating our value proposition and attracting shoppers to Belk during the past fiscal year. Strengthening our advertising "big events" and limited time offers, and adjusting our advertising mix to increase the amount of broadcast advertising, helped generate additional sales during the year.

Another critical measure of our success in any year is customer satisfaction, and I am pleased to report that our store teams collectively achieved an Overall Customer Satisfaction score of 83% "highly satisfied," substantially exceeding our goal. This demonstrates the tremendous pride and commitment that our associates share in taking care of customers and providing friendly personal service, which is a legacy and hallmark of our Company.

New Stores and Store Expansions

We opened three new stores last spring – in Newnan, Ga., Winder, Ga. and Richmond, Ky. – which have a combined selling space of approximately 243,000 square feet. We also completed expansions of our stores in Knoxville, Tenn. (Turkey Creek), Ashland, Ky. and Hilton Head Island, S.C.

Belk at Premier Place in Port Orange, Fla., the only new store planned for fiscal 2011, opened on March 10, 2010. It is the first Belk store designed for certification under the LEED (Leadership in Energy and Environmental Design) Green Building Rating System™, which is administered by the U.S. Green Building Council (USGBC) and is the nationally accepted benchmark for the design, construction and operation of high-performance green buildings. The new store's energy-saving features include a reflective white roof and energy-efficient lighting throughout the store that will enable it to use substantially less energy than the average similar sized building. This is an important step that our Company is taking as part of our ongoing corporate initiatives to become better stewards of the environment.

While we have substantially reduced our capital expenditures for new stores and expansions in response to the economic downturn, we will continue to invest in our existing store base to enhance the shopping experiences of our customers.

Continuing to Invest in Systems and Technology

The Company continued to invest in technology and information systems during fiscal year 2010 in order to support sales and merchandising initiatives, reduce costs, improve core business processes and support its overall business strategy. Key systems initiatives implemented include: enhancements to the belk.com website and its customer fulfillment center; implementation of price optimization software to improve sales and gross margin; product life cycle management software to reduce cycle time and support growth of the Company's private brands business; supply chain enhancements to reduce transportation costs; and the outsourcing of application maintenance, support and development functions as part of ongoing efforts to optimize the effectiveness of key business processes.

Belk Associates and Community Involvement

We value and celebrate our more than 23,000 associates who strive every day to uphold our core values and work together not only to achieve our annual goals, but also to keep our Company strong and vibrant in the future. They are the best in retailing, and we salute them for their extraordinary support and performance last year in one of the most challenging retail environments in decades.

We remain committed to attracting, retaining and developing the best people who are committed to serving and meeting the needs of our customers, and we are especially proud of the progress we are making to increase the diversity of our workplace so that it more closely reflects the cultural and ethnic diversity of the markets we serve.

I am deeply thankful for our Company's rich tradition of giving back to the communities where our customers and associates live. This tradition was carried forward during the past year through our support of numerous fundraising and charitable activities involving thousands of our associates and customers. This included our company-wide charity sale events that benefit hundreds of deserving community non-profit causes and organizations throughout the South, plus other outstanding non-profit organizations such as the United Way, The Susan G. Komen for the Cure Foundation, the Juvenile Diabetes Research Foundation and many others. The Belk Foundation once again sustained its own legacy of giving by separately awarding grants totaling more than $3.0 million to over 100 deserving educational, religious and charitable organizations during the year.

Looking Ahead With Confidence

I hope you share my sense of renewal and confidence as we begin this new decade and another fiscal year. The results achieved last year demonstrate the great potential and ability of our Company to succeed in even the most difficult times. It gives me great hope and optimism about the long term future of Belk. While economic storm clouds still loom on the horizon, we believe our underlying financial strength and profitability will allow us the flexibility to move forward to make additional strategic investments to further strengthen our competitive position and prepare us for future growth.

I am proud to work at Belk and to be part of this Company. We enjoy a rich heritage and reputation that spans generations of customers and associates from throughout the South, a distinction that strengthens our brand and sets us apart from competitors. On behalf of our management team, I want to thank our Board of Directors for their exemplary leadership and contributions during the past year and to offer my sincere gratitude to our associates and to you, our stockholders, for your support, confidence and trust. We look forward to our continued work together to further position Belk as a premier department store leader both now and in the future.

Sincerely,



Thomas M. Belk, Jr.
Chairman of the Board and
Chief Executive Officer

BUSINESS OF THE COMPANY

Business Overview

Belk, Inc., together with its subsidiaries (collectively, the "Company" or "Belk"), is the largest privately owned mainline department store business in the United States, with 305 stores in 16 states, primarily in the southern United States. The Company generated revenues of $3.3 billion for the fiscal year ended January 30, 2010, and together with its predecessors, has been successfully operating department stores since 1888 by seeking to provide superior service and merchandise that meets customers' needs for fashion, value and quality.

Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, fine jewelry, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

Although the Company operates 96 stores that exceed 100,000 square feet in size, the majority of Belk stores range in size from 60,000 to 100,000 square feet. Most of the Belk stores are anchor tenants in major regional malls or in open-air shopping centers in medium and smaller markets. In the aggregate, the Belk stores occupy approximately 23.4 million square feet of selling space.

Management of Belk's store operations is organized into three regional operating divisions, with each unit headed by a division chairman and a director of stores. Each division supervises a number of stores and maintains an administrative office in the markets served by the division. Division offices execute centralized initiatives at the individual stores, and their primary activities relate to providing management and support for the personnel, operations and maintenance of the Belk stores in their regions. These divisions are not considered segments for financial reporting purposes.

Belk Stores Services, Inc., a subsidiary of Belk, Inc., and its subsidiary Belk Administration Company, along with Belk International, Inc., a subsidiary of Belk, Inc., and its subsidiary, Belk Merchandising Company, LLC (collectively "BSS"), coordinate the operations of Belk stores on a company-wide basis. BSS provides a wide range of services to the Belk division offices and stores, such as merchandising, merchandise planning and allocation, advertising and sales promotion, information systems, human resources, public relations, accounting, real estate and store planning, credit, legal, tax, distribution and purchasing.

Business Strategy

Belk seeks to maximize its sales opportunities by providing quality merchandise assortments of fashion goods that differentiate its stores from competitors. The Company's merchants and buyers monitor fashion merchandising trends, shop domestic and international markets and leverage relationships with key vendors in order to provide the latest seasonal assortments of most-wanted styles and brands of merchandise. Through merchandise planning and allocation, the Company tailors its assortments to meet the particular needs of customers in each market. The Company conducts customer research and participates in market studies on an ongoing basis in order to obtain information and feedback from customers that will enable it to better understand their merchandise needs and service preferences.

The Company's marketing and sales promotion strategy seeks to attract customers to shop at Belk by keeping them informed of the latest fashion trends, merchandise offerings, and sales promotions through a combination of advertising media, including direct mail, circulars, broadcast, Internet and in-store special events. Belk uses its proprietary database to communicate directly to key customer constituencies with special offers designed to appeal to these specific audiences. The sales promotions are designed to promote attractive merchandise brands and styles at compelling price values with adequate inventories planned and allocated to ensure that stores will be in stock on featured merchandise.

Belk strives to attract and retain talented, well-qualified associates who provide a high level of friendly, personal service to enhance the customer's shopping experience. Belk associates are trained to be knowledgeable about the merchandise they sell, approach customers promptly, help when needed, and provide quick checkout. The Company desires to be an inclusive Company that embraces diversity among its associates, customers, and vendors. Its ongoing diversity program includes a number of company-wide initiatives aimed at increasing the diversity of its management and associate teams, increasing its spend with diverse vendors, creating awareness of diversity issues, and demonstrating the Company's respect for, and responsiveness to, the rapidly changing cultural and ethnic diversity in Belk markets.

Belk also makes investments each year in information technology and process improvement in order to build and strengthen its business infrastructure. Its various information systems and Six Sigma process improvement initiatives are designed to improve the overall efficiency and effectiveness of the organization in order to improve operating performance and financial results.

Growth Strategy

In recent years, the Company has taken advantage of prudent opportunities to expand its store base by opening and expanding stores in new and existing markets in order to increase sales, market share and customer loyalty. In response to recent economic conditions and the significant decline in the number of new retail centers being developed, the Company has scaled back its store growth plans but will continue to explore strategic opportunities to open and expand stores where the Belk name and reputation are well known and in contiguous markets where Belk can distinguish its stores from the competition. The Company will also consider closing stores in markets where more attractive locations become available or where the Company does not believe there is potential for long term growth and success. In addition, the Company periodically reviews and adjusts its space requirements to create greater operating efficiencies and convenience for the customer.

The Company opened three new stores during fiscal year 2010 with a combined selling space of approximately 243,000 square feet and completed expansions of three existing stores. In fiscal year 2011, the Company plans to open one new store that will have selling space of approximately 68,000 square feet. It also expects to complete major remodels of three existing stores. The Company has increased the amount of its anticipated capital expenditures for fiscal year 2011 primarily due to expansions and remodels, and other capital needs.

Net Income Excluding Non-Comparable Items

To provide clarity in measuring Belk's financial performance, Belk supplements the reporting of its consolidated financial information under generally accepted accounting principles (GAAP) with the non-GAAP financial measure of "net income excluding non-comparable items." Belk believes that "net income excluding non-comparable items" is a financial measure that emphasizes the Company's core ongoing operations and enables investors to focus on period-over-period operating performance. It is among the primary indicators Belk uses in planning and operating the business and forecasting future periods, and Belk believes this measure is an important indicator of recurring operations because it excludes items that may not be indicative of or are unrelated to core operating results. Belk also excludes such items in connection with evaluating company performance in connection with its incentive compensation plans. In addition, this measure provides a better baseline for modeling future earnings expectations and makes it easier to compare Belk's results with other companies that operate in the same industry. Net income is the most directly comparable GAAP measure. The non-GAAP measure of "net income excluding non-comparable items" should not be considered in isolation or as a substitute for GAAP net income. A detailed reconciliation of GAAP net income to net income excluding non-comparable items is set forth in the table below:

BELK, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME AND
NET INCOME EXCLUDING NON-COMPARABLE ITEMS
(unaudited)

	Fiscal Year Ended	
	January 30, 2010	January 31, 2009
	(millions)	
Net income (loss)	$67.1	$(213.0)
Goodwill impairment, net of income tax	—	245.6
Gain on sale of property and equipment, net of income tax	(1.4)	(3.1)
Other asset impairment and exit costs, net of income tax	27.6	23.8
Pension curtailment charge, net of income tax	1.9	—
Gain on investments, net of income tax	—	(0.2)
Net income excluding non-comparable items	$95.2	$ 53.1

Where You Can Find More Information

The Company makes available free of charge through its website, www.belk.com, its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after the Company files such material with, or furnishes it to, the U.S. Securities and Exchange Commission ("SEC").

BELK, INC.

FINANCIAL INFORMATION

SELECTED FINANCIAL DATA

The following selected financial data are derived from the consolidated financial statements of the Company.

	Fiscal Year Ended				
	January 30, 2010	January 31, 2009	February 2, 2008	February 3, 2007	January 28, 2006
	(Dollars in thousands, except per share amounts)				
SELECTED STATEMENT OF INCOME DATA:					
Revenues	$3,346,252	$3,499,423	$3,824,803	$3,684,769	$2,968,777
Cost of goods sold	2,271,925	2,430,332	2,636,888	2,451,171	1,977,385
Goodwill impairment	—	326,649	—	—	—
Depreciation and amortization expense	158,388	165,267	159,945	142,618	113,945
Operating income (loss)	147,441	(232,643)	198,117	323,719	258,501
Income (loss) before income taxes	97,190	(283,281)	138,644	279,050	213,555
Net income (loss)	67,136	(212,965)	95,740	181,850	136,903
Basic and diluted net income (loss) per share	1.39	(4.35)	1.92	3.59	2.65
Cash dividends per share	0.200	0.400	0.400	0.350	0.315
SELECTED BALANCE SHEET DATA:					
Accounts receivable, net(1)	22,427	34,043	65,987	61,434	43,867
Merchandise inventory	775,342	828,497	932,777	931,870	703,609
Working capital	986,234	808,031	750,547	679,822	649,711
Total assets	2,582,575	2,503,588	2,851,315	2,845,524	2,437,171
Long-term debt and capital lease obligations	688,856	693,190	722,141	734,342	590,901
Stockholders' equity	1,094,295	1,032,027	1,388,726	1,326,022	1,194,827
SELECTED OPERATING DATA:					
Number of stores at end of period	305	307	303	315	276
Comparable store net revenue increase (decrease) (on a 52 versus 52 week basis)	(4.6)%	(8.7)%	(1.1)%	4.5%	1.2%

(1) The Company previously presented amounts due from vendors on a gross basis due to systems constraints and the lack of available information in fiscal year 2009 and prior. In the current year, the Company has presented amounts due from vendors on a net basis, and revised amounts presented in the fiscal year 2009 balance sheet for comparability purposes. This transaction caused a reduction in accounts receivable for fiscal years 2010 and 2009.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

Belk, Inc., together with its subsidiaries (collectively, the "Company" or "Belk"), is the largest privately owned mainline department store business in the United States, with 305 stores in 16 states, primarily in the southern United States. The Company generated revenues of $3.3 billion for the fiscal year ended January 30, 2010, and together with its predecessors, has been successfully operating department stores since 1888 by seeking to provide superior service and merchandise that meets customers' needs for fashion, value and quality.

The Company's fiscal year ends on the Saturday closest to each January 31. All references to fiscal years are as follows:

Fiscal Year	Ended	Weeks
2011	January 29, 2011	52
2010	January 30, 2010	52
2009	January 31, 2009	52
2008	February 2, 2008	52
2007	February 3, 2007	53

The Company's total revenues decreased 4.4% in fiscal year 2010 to $3.3 billion. Comparable store sales decreased 4.6% as a result of a significant decline in consumer spending during the first half of fiscal year 2010 that was partially offset by improved sales trends in the second half of fiscal year 2010. Comparable store revenue includes stores that have reached the one-year anniversary of their opening as of the beginning of the fiscal year, but excludes closed stores. Net income was $67.1 million or $1.39 per basic and diluted share in fiscal year 2010 compared to a net loss of $213.0 million or $4.35 per basic and diluted share in fiscal year 2009. The increase in net income (loss) reflects the after-tax impact of a goodwill impairment charge taken in the previous fiscal year, plus corporate initiatives that produced improved merchandise margins and reduced expenses. The Company recorded a non-cash goodwill impairment charge of $326.6 million in the fourth quarter of fiscal year 2009 as a result of the decline in the fair value of the goodwill as determined in the Company's annual goodwill impairment test. As a result of this goodwill impairment charge, the Company had an operating loss of $232.6 million in fiscal year 2009 compared to operating income of $147.4 million in fiscal year 2010.

As of the end of fiscal year 2010, the Company operated 305 retail department stores in 16 states, primarily in the southern United States. Belk stores seek to provide customers the convenience of one-stop shopping, with an appealing merchandise mix and extensive offerings of brands, styles, assortments and sizes. Belk stores sell top national brands of fashion apparel, shoes and accessories for women, men and children, as well as cosmetics, home furnishings, housewares, fine jewelry, gifts and other types of quality merchandise. The Company also sells exclusive private label brands, which offer customers differentiated merchandise selections. Larger Belk stores may include hair salons, spas, restaurants, optical centers and other amenities.

The Company seeks to be the leading department store in its markets by selling merchandise to customers that meets their needs for fashion, selection, value, quality and service. To achieve this goal, Belk's business strategy focuses on quality merchandise assortments, effective marketing and sales promotional strategies, attracting and retaining talented, well-qualified associates to deliver superior customer service, and operating efficiently with investments in information technology and process improvement.

The Company operates retail department stores in the highly competitive retail industry. Management believes that the principal competitive factors for retail department store operations include merchandise selection, quality, value, customer service and convenience. The Company believes its stores are strong competitors in all of these areas. The Company's primary competitors are traditional department stores, mass merchandisers, national apparel chains, individual specialty apparel stores and direct merchant firms, including J.C. Penney Company, Inc., Dillard's, Inc., Kohl's Corporation, Macy's, Inc., Sears Holding Corporation, Target Corporation and Wal-Mart Stores, Inc.

In recent years, the Company has taken advantage of prudent opportunities to expand its store base by opening and expanding stores in new and existing markets in order to increase sales, market share and customer loyalty. In response to recent economic conditions and the significant decline in the number of new retail centers being developed, the Company has scaled back its store growth plans but will continue to explore strategic opportunities to open and expand stores where the Belk name and reputation are well known and in contiguous markets where Belk can distinguish its stores from the competition. The Company will also consider closing stores in markets where more attractive locations become available or where the Company does not believe there is potential for long term growth and success. In addition, the Company periodically reviews and adjusts its space requirements to create greater operating efficiencies and convenience for the customer. In fiscal year 2010, the Company decreased net store selling square footage by 0.8 million square feet, or 3.3%, primarily due to store closures and space reductions, offset by new stores and expansions. In fiscal year 2011, the Company plans to open one new store that will have selling space of approximately 68,000 square feet, and expects to complete the renovation of three existing stores.

eCommerce

During the third quarter of fiscal year 2009, the Company launched a redesigned and expanded belk.com website and began operating a 142,000 square foot eCommerce fulfillment center in Pineville, NC to process handling and shipping of online orders. The website features a wide assortment of fashion apparel, accessories and shoes, plus a large selection of cosmetics, home and gift merchandise. Many leading national brands are offered at belk.com along with the Company's exclusive private brands. The website also includes expanded information about the Company, including history, career opportunities, community involvement, diversity initiatives, a Company newsroom, its Securities and Exchange Commission ("SEC") filings, and more.

Results of Operations

The following table sets forth, for the periods indicated, the percentage relationship to revenues of certain items in the Company's consolidated statements of income and other pertinent financial and operating data.

	Fiscal Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
SELECTED FINANCIAL DATA			
Revenues	100.0%	100.0%	100.0%
Cost of goods sold	67.9	69.4	68.9
Selling, general and administrative expenses	26.5	27.1	25.7
Goodwill impairment	—	9.3	—
Gain on sale of property and equipment	0.1	0.1	0.1
Other asset impairment and exit costs	1.2	0.9	0.3
Pension curtailment charge	0.1	—	—
Operating income (loss)	4.4	(6.6)	5.2
Interest expense	1.5	1.6	1.7
Interest income	—	0.1	0.2
Income tax expense (benefit)	0.9	(2.0)	1.1
Net income (loss)	2.0	(6.1)	2.5
SELECTED OPERATING DATA:			
Selling square footage (in thousands)	23,400	24,203	23,937
Store revenues per selling sq. ft.	$ 143	$ 145	$ 160
Comparable store net revenue increase (decrease) (on a 52 versus 52 week basis)	(4.6)%	(8.7)%	(1.1)%
Number of stores			
Opened	3	8	11
Combined Stores	—	—	(4)
Closed	(5)	(4)	(19)
Total — end of period	305	307	303

The Company's store and eCommerce operations have been aggregated into one operating segment due to their similar economic characteristics, products, production processes, customers and methods of distribution. These operations are expected to continue to have similar characteristics and long-term financial performance in future periods.

The following table gives information regarding the percentage of revenues contributed by each merchandise area for each of the last three fiscal years. There were no material changes between fiscal years, as reflected in the table below.

Merchandise Areas	Fiscal Year 2010	Fiscal Year 2009	Fiscal Year 2008
Women's	36%	37%	37%
Cosmetics, Shoes and Accessories	33%	31%	30%
Men's	16%	16%	17%
Home	9%	10%	10%
Children's	6%	6%	6%
Total	100%	100%	100%

Comparison of Fiscal Years Ended January 30, 2010 and January 31, 2009

Revenues. In fiscal year 2010, the Company's revenues decreased 4.4%, or $0.2 billion, to $3.3 billion from $3.5 billion in fiscal year 2009. The decrease was primarily attributable to a 4.6% decrease in revenues from comparable stores and a $15.0 million decrease in revenues due to closed stores, partially offset by an increase in revenues from new stores of $24.8 million.

Cost of Goods Sold. Cost of goods sold was $2.3 billion, or 67.9% of revenues in fiscal year 2010 compared to $2.4 billion, or 69.4% of revenues in fiscal year 2009. The decrease in cost of goods sold of $158.4 million was primarily due to the revenue decline. The decrease as a percentage of revenues was primarily attributable to reduced markdown activity.

Selling, General and Administrative Expenses. Selling, general and administrative ("SG&A") expenses were $886.3 million, or 26.5% of revenues in fiscal year 2010, compared to $947.6 million, or 27.1% of revenues in fiscal year 2009. The decrease in SG&A expenses of $61.3 million was primarily due to reductions in selling and sales support payroll, benefits, and advertising expenses totaling $49.5 million in response to the declining sales environment. The effect of these decreases as a percentage of revenues was partially offset by the de-leveraging experienced as a result of the decline in revenues for fiscal year 2010.

Goodwill impairment. The Company recorded a goodwill impairment charge of $326.6 million in fiscal year 2009. The Company's annual goodwill impairment measurement date was its fiscal year end and as a result of the decline in the fair value of the Company's goodwill, the Company recorded a goodwill impairment charge during the fourth quarter of fiscal year 2009. The Company determined the fair value of goodwill through various valuation techniques including discounted cash flows and market comparisons. The impairment of goodwill was a non-cash impairment charge and did not affect the Company's compliance with financial covenants under its various debt agreements.

Gain on sale of property and equipment. Gain on sale of property and equipment was $2.0 million for fiscal year 2010 compared to $4.1 million for fiscal year 2009. The fiscal year 2010 gain was primarily due to the $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC, offset by a $0.6 million loss on the abandonment of property and equipment. The fiscal year 2009 gain was primarily due to a $1.3 million gain on the sale of the Parisian headquarters facility and adjacent land parcels and the $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building.

Other Asset Impairment and Exit Costs. In fiscal year 2010, the Company recorded $38.5 million in impairment charges primarily to adjust eight retail locations' net book values to fair value, a $1.0 million charge for real estate holding costs and other store closing costs, and $0.4 million in exit costs comprised primarily of severance costs associated with the outsourcing of certain information technology functions. The Company determines fair value of its retail locations primarily based on the present value of future cash flows. In fiscal year 2009, the Company recorded $27.1 million in impairment charges to adjust nine retail locations' net book values to fair value, $3.5 million in exit costs comprised primarily of severance costs associated with the outsourcing of certain information technology and support functions and corporate realignment of functional areas, and a $1.0 million charge for real estate holding costs and other store closing costs.

Pension curtailment charge. A one-time pension curtailment charge of $2.7 million in the third quarter of fiscal year 2010 resulted from the decision to freeze the Company's defined benefit plan, effective December 31, 2009, for those remaining participants whose benefits were not previously frozen in fiscal year 2006.

Interest Expense. In fiscal year 2010, the Company's interest expense decreased $4.2 million, or 7.5%, to $51.3 million from $55.5 million for fiscal year 2009. The decrease was primarily due to weighted average interest rates being lower in fiscal year 2010 compared to fiscal year 2009.

Interest Income. In fiscal year 2010, the Company's interest income decreased $3.6 million, or 78.0%, to $1.0 million from $4.7 million in fiscal year 2009. The decrease was primarily due to significantly lower market interest rates in fiscal year 2010 as compared to fiscal year 2009.

Income tax expense (benefit). Income tax expense for fiscal year 2010 was $30.1 million, or 30.9%, compared to income tax benefit of $70.3 million, or 24.8%, for the same period in fiscal year 2009. The effective tax rate was lower for fiscal year 2009 as a result of the impairment of the Company's $326.6 million goodwill, of which $90.3 million was not deductible for income tax purposes.

Comparison of Fiscal Years Ended January 31, 2009 and February 2, 2008

Revenues. In fiscal year 2009, the Company's revenues decreased 8.5%, or $0.3 billion, to $3.5 billion from $3.8 billion in fiscal year 2008. The decrease was primarily attributable to an 8.7% decrease in revenues from comparable stores and a $75.8 million decrease in revenues due to closed stores partially offset by an increase in revenues from new stores of $69.0 million.

Cost of Goods Sold. Cost of goods sold was $2.4 billion, or 69.4% of revenues in fiscal year 2009 compared to $2.6 billion, or 68.9% of revenues in fiscal year 2008. The increase in cost of goods sold as a percentage of revenues for fiscal year 2009 was due primarily to a 0.45% increase in occupancy costs as a percentage of revenues due to rising rent associated with new stores and real estate taxes on a declining revenue base.

Selling, General and Administrative Expenses. SG&A expenses were $947.6 million, or 27.1% of revenues in fiscal year 2009, compared to $982.4 million, or 25.7% of revenues in fiscal year 2008. The decrease in SG&A expenses of $34.8 million was due to reductions in selling related payroll expense of $19.8 million in response to the declining sales environment, as well as a decrease in one-time acquisition-related expenses of $15.8 million. The increase in SG&A expenses as a percentage of revenues was primarily due to the 8.5% decline in revenue, which more than offset the improvement resulting from the decrease in the dollar amount of SG&A expenses.

Goodwill impairment. The Company recorded a goodwill impairment charge of $326.6 million in fiscal year 2009. The Company's annual goodwill impairment measurement date was its fiscal year end and as a result of the decline in the fair value of the Company's goodwill, the Company recorded a goodwill impairment charge during the fourth quarter of fiscal year 2009. The Company determines the fair value of goodwill through various valuation techniques including discounted cash flows and market comparisons. The impairment of goodwill was a non-cash impairment charge and did not affect the Company's compliance with financial covenants under its various debt agreements.

Gain on sale of property and equipment. Gain on sale of property and equipment was $4.1 million for fiscal year 2009 compared to $3.4 million for fiscal year 2008. The fiscal year 2009 gain was primarily due to a $1.3 million gain on the sale of the Parisian headquarters facility and adjacent land parcels and $2.6 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters building located in Charlotte, NC. The fiscal year 2008 gain was primarily due to insurance recoveries on property and equipment for damaged store locations of $1.4 million and $2.5 million of amortization of the deferred gain on the sale and leaseback of the Company's headquarters.

Other Asset Impairment and Exit Costs. In fiscal year 2009, the Company recorded $27.1 million in impairment charges to adjust nine retail locations' net book values to fair value, $3.5 million in exit costs comprised primarily of severance costs associated with the outsourcing of certain information technology and support functions and corporate realignment of functional areas, and a $1.0 million charge for real estate holding costs and other store closing costs. The Company determines fair value of its retail locations primarily based on the present value of future cash flows. In fiscal year 2008, the Company recorded $8.0 million in impairment charges to adjust two retail locations' net book values to fair value, a $1.8 million asset impairment charge for assets related to a software development project that was abandoned and a $1.0 million charge for real estate holding costs and other store closing costs.

Interest Expense. In fiscal year 2009, the Company's interest expense decreased $10.5 million, or 15.9%, to $55.5 million from $66.0 million for fiscal year 2008. The decrease was primarily due to weighted average interest rates being lower in fiscal year 2009 compared to fiscal year 2008.

Interest Income. In fiscal year 2009, the Company's interest income decreased $2.9 million, or 38.6%, to $4.7 million from $7.6 million in fiscal year 2008. The decrease was due primarily to decreases in market interest rates from fiscal year 2008 to fiscal year 2009.

Income tax expense (benefit). Income tax benefit for fiscal year 2009 was $70.3 million, or 24.8%, compared to income tax expense of $42.9 million, or 30.9%, for the same period in fiscal year 2008. The effective tax rate was lower for fiscal year 2009 as a result of the impairment of the Company's $326.6 million goodwill, of which $90.3 million was not deductible for income tax purposes.

Seasonality and Quarterly Fluctuations

Due to the seasonal nature of the retail business, the Company has historically experienced and expects to continue to experience seasonal fluctuations in its revenues, operating income and net income. A disproportionate amount of the Company's revenues and a substantial amount of operating and net income are realized during the fourth quarter, which includes the holiday selling season. If for any reason the Company's revenues were below seasonal norms during the fourth quarter, the Company's annual results of operations could be adversely affected. The Company's inventory levels generally reach their highest levels in anticipation of increased revenues during these months.

The following table illustrates the seasonality of revenues by quarter as a percentage of the full year for the fiscal years indicated.

	2010	2009	2008
First quarter	22.7%	23.4%	23.6%
Second quarter	22.7	23.7	23.0
Third quarter	21.8	21.2	21.1
Fourth quarter	32.8	31.7	32.3

The Company's quarterly results of operations could also fluctuate significantly as a result of a variety of factors, including the timing of new store openings.

Liquidity and Capital Resources

The Company's primary sources of liquidity are cash on hand, cash flows from operations, and borrowings under debt facilities, which consist of a $675.0 million credit facility that matures in October 2011 and $325.0 million in senior notes. On March 30, 2009, the Company amended its $725.0 million credit facility to revise the debt covenants, and reduce available borrowings to $675.0 million, of which a $325.0 million term loan was outstanding at January 30, 2010 and January 31, 2009. Under the amended credit facility, the Company has a $350.0 million revolving line of credit, and allows for up to $200.0 million of outstanding letters of credit. During the fourth quarter of fiscal year 2009, the Company made a $25.0 million discretionary payment on the amount outstanding under the credit facility.

The credit facility charges interest based upon certain Company financial ratios and the interest spread was calculated at January 30, 2010 using LIBOR plus 200.0 basis points. The weighted average interest rate charged on the credit facility was 2.27% at January 30, 2010. The credit facility contains restrictive covenants including leverage and fixed charge coverage ratios. The Company's calculated leverage ratio dictates the LIBOR spread that will be charged on outstanding borrowings in the subsequent quarter. The leverage ratio is calculated by dividing adjusted debt, which is the sum of the Company's outstanding debt plus rent expense multiplied by a factor of eight, divided by pre-tax income plus net interest expense and non-cash items, such as depreciation, amortization, and impairment expense. At January 30, 2010, the maximum leverage allowed under the credit facility is 4.25, and the calculated leverage ratio was 3.06. The Company was in compliance with all covenants at the end of fiscal year 2010 and expects to remain in compliance with all debt covenants during fiscal year 2011. The Company elected to amend the financial covenants in the credit facility on March 30, 2009. The result of this amendment was an increase in the maximum leverage ratio from 4.0 to 4.25 as well as an increase in the interest spread from LIBOR plus 112.5 basis points to LIBOR plus 200.0 basis points at March 30, 2009, as well as a reduction in the size of the credit facility to $675.0 million. As of January 30, 2010, the Company had $35.4 million of standby letters of credit and a $325.0 million term loan outstanding under the credit facility. As of January 30, 2010, availability under the credit facility was $314.6 million.

The senior notes are comprised of an $80.0 million floating rate senior note that has a stated variable interest rate based on three-month LIBOR plus 80.0 basis points, or 2.15% at January 30, 2010, that matures in July 2012. This $80.0 million notional amount has an associated interest rate swap with a fixed interest rate of 5.2%. Additionally, a $20.0 million fixed rate senior note that bears interest of 5.05% matures in July 2012, a $100.0 million fixed rate senior note that bears interest of 5.31% matures in July 2015, and a $125.0 million fixed rate senior note that bears interest of 6.2% matures in August 2017. The senior notes have restrictive covenants that are similar to the Company's credit facility. Additionally, the Company has a $17.8 million, 20-year variable rate, 0.24% at January 30, 2010, state bond facility which matures in October 2025.

The debt facilities place certain restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock and guarantees, and require maintenance of minimum financial ratios, which include a leverage ratio, consolidated debt to consolidated capitalization ratio and a fixed charge coverage ratio. These ratios are calculated exclusive of non-cash charges, such as fixed asset, goodwill and other intangible asset impairments.

The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements are used to reduce the potential impact of increases in interest rates on variable rate debt. The difference between the fixed rate leg and the variable rate leg of the swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the change in the fair value of a swap designated as a cash flow hedge is marked to market through accumulated other comprehensive income (loss). Any swap that is not designated as a hedging instrument is marked to market through gain (loss) on investments.

The Company's exposure to derivative instruments was limited to one interest rate swap as of January 30, 2010, an $80.0 million notional amount swap, which has a fixed interest rate of 5.2% and expires in fiscal year 2013. It has been designated as a cash flow hedge against variability in future interest rate payments on the $80.0 million floating rate senior note. The Company had a $125.0 million notional amount swap, which expired in September 2008, that had previously been designated as a cash flow hedge against variability in future interest payments on a $125.0 million variable rate bond facility. On July 26, 2007, the $125.0 million notional amount swap was de-designated due to the Company's decision to prepay the underlying debt. This swap was marked to market in gain (loss) on investments through its expiration date.

Management believes that cash flows from operations and existing credit facilities will be sufficient to cover working capital needs, stock repurchases, dividends, capital expenditures, pension funding and debt service requirements through fiscal year 2011. The Company focused on managing inventories, capital expenditures and expenses in fiscal year 2010, which resulted in an increase in cash and cash equivalents of $325.8 million compared to $73.2 million in fiscal year 2009. The Company plans to continue generating cash flows from operations during fiscal year 2011.

Net cash provided by operating activities was $387.4 million for fiscal year 2010 compared to $265.3 million for fiscal year 2009. The increase in cash provided by operating activities for fiscal year 2010 was principally due to successful inventory and expense control initiatives in fiscal year 2010 and a $39.6 million reduction in income taxes paid in fiscal year 2010 primarily as a result of the fiscal year 2009 net loss, partially offset by a $24.0 million increase in the Company's defined benefit plan contribution.

Net cash used by investing activities decreased $78.5 million to $41.3 million for fiscal year 2010 from $119.8 million for fiscal year 2009. The decrease in cash used by investing activities was primarily due to an $87.0 million decrease in purchases of property and equipment in fiscal year 2010.

The Company made capital expenditures of $42.3 million during fiscal year 2010, comprised primarily of amounts related to three new stores, expansions, remodels and other capital needs. The Company has increased the amount of its anticipated capital expenditures for fiscal year 2011 primarily due to expansions and remodels, and other capital needs. Management expects to fund fiscal year 2011 capital expenditures with cash flows from operations.

Net cash used by financing activities decreased $52.0 million to $20.3 million for fiscal year 2010 from $72.3 million for fiscal year 2009. The decrease in cash used by financing activities primarily relates to the $10.1 million decrease in dividends paid, a $16.4 million decrease in the repurchase and retirement of common stock, and the $25.0 million discretionary payment on the amount outstanding under the credit facility in fiscal year 2009.

Contractual Obligations and Commercial Commitments

To facilitate an understanding of the Company's contractual obligations and commercial commitments, the following data is provided:

	Payments Due by Period				
	Total	Within 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
			(Dollars in thousands)		
Contractual Obligations					
Long-Term Debt	$ 667,780	$ —	$425,000	$ —	$242,780
Estimated Interest Payments on Debt(a)	132,946	29,496	47,809	27,187	28,454
Capital Lease Obligations	21,076	3,419	6,365	5,782	5,510
Operating Leases(b)	602,160	71,209	128,507	99,564	302,880
Purchase Obligations(c)	176,613	70,366	93,063	13,184	—
Total Contractual Cash Obligations	$1,600,575	$174,490	$700,744	$145,717	$579,624

	Amount of Commitment Expiration per Period				
	Total Amounts Committed	Within 1 Year	1 - 3 Years	3 - 5 Years	After 5 Years
			(Dollars in thousands)		
Other Commercial Commitments					
Standby Letters of Credit	$35,376	$18,227	$17,149	$—	$—
Import Letters of Credit	60,113	60,113	—	—	—
Total Commercial Commitments	$95,489	$78,340	$17,149	$—	$—

(a) Interest rates used to compute estimated interest payments utilize the stated rate for fixed rate debt and projected interest rates for variable rate debt. Projected rates range from 2.25% to 6.5% over the term of the variable rate debt agreements.

(b) Lease payments consist of base rent only and do not include amounts for percentage rents, real estate taxes, insurance and other expenses related to those locations.

(c) Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that are cancelable without penalty have been excluded. Purchase obligations relate primarily to purchases of property and equipment, information technology contracts, maintenance agreements and advertising contracts.

Obligations under the deferred compensation and postretirement benefit plans are not included in the contractual obligations table. The Company's deferred compensation and postretirement plans are not funded in advance. Deferred compensation payments during fiscal years 2010 and 2009 totaled $5.8 million and $5.4 million, respectively. Postretirement benefit payments during fiscal years 2010 and 2009 totaled $2.8 million and $2.1 million, respectively.

Obligations under the Company's defined benefit pension plan are not included in the contractual obligations table. Under the current requirements of the Pension Protection Act of 2006, the Company is required to fund the net pension liability ("funding shortfall") by fiscal year 2016. The net pension liability is calculated based on certain assumptions at January 1, of each year, that are subject to change based on economic conditions (and any regulatory changes) in the future. The Company has a credit balance of $11.5 million at fiscal 2010 year-end due to excess funding over the minimum requirements in prior years, which may be used to satisfy minimum required contribution requirements during at least the first two quarters of fiscal 2011. The Company expects to contribute sufficient amounts to the pension plan so that the Pension Protection Act of 2006 guidelines are exceeded, and over the next five years, the pension plan becomes fully funded.

As of January 30, 2010, the total uncertain tax position liability was approximately $17.2 million, including tax, penalty and interest. The Company is not able to reasonably estimate the timing of these tax related future cash flows and has excluded these liabilities from the table. At this time, the Company does not expect a material change to its gross unrecognized tax benefit during fiscal year 2011.

Also excluded from the contractual obligations table are payments the Company may make for employee medical costs and workers compensation, general liability and automobile claims.

Off-Balance Sheet Arrangements

The Company has not provided any financial guarantees as of January 30, 2010. The Company has not created, and is not party to, any special-purpose or off-balance sheet entities for the purpose of raising capital, incurring debt or operating the Company's business. The Company does not have any arrangements or relationships with entities that are not consolidated into the financial statements that are reasonably likely to materially affect the Company's liquidity or the availability of capital resources.

Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of SFAS No. 162," which modifies the Generally Accepted Accounting Principles ("GAAP") hierarchy by establishing only two levels of GAAP, authoritative and non-authoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification ("ASC"), also known collectively as the "Codification," is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. ASC 105-10 became effective for the third quarter of fiscal year 2010. All other accounting standard references have been updated in this report with ASC references.

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, "Improving Disclosures about Fair Value Measurements," which updates ASC 820-10, "Fair Value Measurements and Disclosures." The updated guidance clarifies existing disclosures and requires new disclosures regarding recurring and/or nonrecurring fair-value measurements, including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-06 will be effective for the first quarter of fiscal year 2011, except for the disclosures regarding the reconciliation of Level 3 fair-value measurements, which will be effective for the Company in the first quarter of fiscal year 2012. The Company early adopted the requirements under ASU 2010-06 for the fourth quarter of fiscal year 2010. Refer to the Company's notes to the consolidated financial statements for the disclosures required under ASU 2010-06.

Effective for the fourth quarter of fiscal year 2010, the FASB issued ASU 2009-05, "Measuring Liabilities at Fair Value," which updates ASC 820-10, "Fair Value Measurements and Disclosures." The updated guidance clarifies that the fair value of a liability can be measured in relation to the counterparty's asset when traded in an active market, without adjusting the price for restrictions that prevent the sale of the liability. The Company's adoption of the requirements under ASU 2009-5 did not change the Company's valuation techniques for measuring liabilities at fair value.

Effective for the fourth quarter of fiscal year 2010, the "Compensation-Retirement Benefits Topic," ASC 715-20 required more detailed disclosures regarding the assets of a defined benefit pension or other postretirement plan. Refer to the Company's notes to the consolidated financial statements for the disclosures required under ASC 715-20.

Effective for the second quarter of fiscal year 2010, the "Financial Instruments Topic," ASC 825-10 required disclosure regarding the fair value of financial instruments of publicly traded companies for interim reporting periods as well as annual reporting periods. Refer to the Company's notes to the consolidated financial statements for the disclosures required under ASC 825-10.

Effective for the second quarter of fiscal year 2010, the "Investments-Debt and Equity Securities Topic," ASC 320-10 amended the presentation and disclosure requirements for other-than-temporary impairment on debt and equity securities in the financial statements. Refer to the Company's notes to the consolidated financial statements for the disclosures required under ASC 320-10.

Effective for the second quarter of fiscal year 2010, the "Fair Value Measurements and Disclosures Topic," ASC 820-10-65-4, provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate a transaction is not orderly. Refer to the Company's notes to the consolidated financial statements for the disclosures required under ASC 820-10-65-4.

Effective for the first quarter of fiscal year 2010, the "Fair Value Measurements and Disclosures Topic," ASC 820-10-65-1, established a single definition of fair value and a framework for measuring fair value in GAAP for nonfinancial assets and liabilities to increase consistency and comparability in fair value measurements. The Company's adoption of the requirements under ASC 820-10-65-1 did not require other additional disclosure during the first quarter of fiscal year 2010.

Impact of Inflation or Deflation

While it is difficult to determine the precise effects of inflation or deflation, management does not believe inflation or deflation had a material impact on the consolidated financial statements for the periods presented.

Critical Accounting Policies

Management's discussion and analysis discusses the results of operations and financial condition as reflected in the Company's consolidated financial statements, which have been prepared in accordance with GAAP. As discussed in the Company's notes to the consolidated financial statements, the preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. On an ongoing basis, management evaluates its estimates and judgments, including those related to inventory valuation, vendor allowances, property and equipment, rent expense, useful lives of depreciable assets, recoverability of long-lived assets, including intangible assets, store closing reserves, customer loyalty programs, income taxes, derivative financial instruments, credit income, the calculation of pension and postretirement obligations, self-insurance reserves and stock based compensation.

Management bases its estimates and judgments on its substantial historical experience and other relevant factors, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. See the Company's notes to the consolidated financial statements for a discussion of the Company's significant accounting policies.

While the Company believes that the historical experience and other factors considered provide a meaningful basis for the accounting policies applied in the preparation of the consolidated financial statements, the Company cannot guarantee that its estimates and assumptions will be accurate, which could require the Company to make adjustments to these estimates in future periods.

The following critical accounting policies are used in the preparation of the consolidated financial statements:

Inventory Valuation. Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly affect the ending inventory valuation at cost as well as the corresponding charge to cost of goods sold.

In addition, failure to take appropriate markdowns currently can result in an overstatement of inventory under the lower of cost or market principle.

Vendor Allowances. The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the Company's costs of selling the vendors' products in its stores. Allowances are recognized in the period in which the Company completes its obligations under the vendor agreements. Most incentives are deducted from amounts owed to the vendor at the time the Company completes its obligations to the vendor or shortly thereafter. The following summarizes the types of vendor incentives and the Company's applicable accounting policy:

- Advertising allowances — Represents reimbursement of advertising costs initially funded by the Company. Amounts are recognized as a reduction to SG&A expenses in the period that the advertising expense is incurred.

- Markdown allowances — Represents reimbursement for the cost of markdowns to the selling price of the vendor's merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory.

- Payroll allowances — Represents reimbursement for payroll costs. Amounts are recognized as a reduction to SG&A expense in the period that the payroll cost is incurred.

Property and Equipment, net. Property and equipment owned by the Company are stated at cost less accumulated depreciation and amortization. Property and equipment leased by the Company under capital leases are stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are recorded utilizing straight-line and in certain circumstances accelerated methods over the shorter of estimated asset lives or related lease terms. The Company also amortizes leasehold improvements over the shorter of the expected lease term or estimated asset life that would include cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the date the assets are placed in service, to be reasonably assured.

Goodwill and Intangibles. Goodwill and other intangible assets are accounted for in accordance with ASC 350, "Intangibles — Goodwill and Other." This statement requires that goodwill and other intangible assets with indefinite lives should not be amortized, but should be tested for impairment on an annual basis, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Leasehold intangibles, which represent the excess of fair value over the carrying value (assets) or the excess of carrying value over fair value (liabilities) of acquired leases, are amortized on a straight-line basis over the remaining terms of the lease agreements. The lease term includes cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears to be reasonably assured. The lease intangibles are included in other current assets and accrued liabilities for the current portions and other assets and other noncurrent liabilities for the noncurrent portions. Customer relationships, which represent the value of customer relationships obtained in acquisitions or purchased, are amortized on a straight-line basis over their estimated useful life and are included in other assets. The carrying value of intangible assets is reviewed by the Company's management to assess the recoverability of the assets when facts and circumstances indicate that the carrying value may not be recoverable.

Rent Expense. The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. Developer incentives are recognized as a reduction to occupancy costs over the lease term. The lease term commences on the date when the Company gains control of the property.

Useful Lives of Depreciable Assets. The Company makes judgments in determining the estimated useful lives of its depreciable long-lived assets which are included in the consolidated financial statements. The estimate of useful lives is determined by the Company's historical experience with the type of asset purchased.

Recoverability of Long-Lived Assets. In accordance with ASC 360, "Property, Plant, and Equipment," long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. The Company determines fair value of its retail locations primarily based on the present value of future cash flows.

Store Closing Reserves. The Company reduces the carrying value of property and equipment to fair value for owned locations or recognizes a reserve for future obligations for leased facilities at the time the Company ceases using property and/or equipment. The reserve includes future minimum lease payments and common area maintenance and taxes for which the Company is obligated under operating lease agreements. Additionally, the Company makes certain assumptions related to potential subleases and lease buyouts that reduce the recorded amount of the reserve. These assumptions are based on management's knowledge of the market and other relevant experience. However, significant changes in the real estate market and the inability to enter into the subleases or obtain buyouts within the estimated time frame may result in increases or decreases to these reserves.

Customer Loyalty Programs. The Company utilizes a customer loyalty program that issues certificates for discounts on future purchases to proprietary charge card customers based on their spending levels. The certificates are classified as a reduction to revenue as they are earned by the customers. The Company maintains a reserve liability for the estimated future redemptions of the certificates. The estimated impact on revenues of a 10% change in program utilization would be $1.9 million.

Pension and Postretirement Obligations. The Company utilizes significant assumptions in determining its periodic pension and postretirement expense and obligations that are included in the consolidated financial statements. These assumptions include determining an appropriate discount rate, investment earnings, as well as the remaining service period of active employees. The Company calculates the periodic pension and postretirement expense and obligations based upon these assumptions and actual employee census data.

The Company elected an investment earnings assumption of 8.0% to determine its fiscal year 2010 expense. The Company believes that this assumption was appropriate given the composition of its plan assets and historical market returns thereon. The estimated effect of a 0.25% increase or decrease in the investment earnings assumption would decrease or increase pension expense by approximately $0.7 million. The Company has elected an investment earnings assumption of 8.0% for fiscal year 2011.

The Company selected a discount rate assumption of 6.375% to determine its fiscal year 2010 expense. The Company believes that this assumption was appropriate given the composition of its plan obligations and the interest rate environment as of the measurement date. The estimated effect of a 0.25% increase or decrease in the discount rate assumption would have decreased or increased fiscal year 2010 pension expense by approximately $0.7 million. The Company has decreased its discount rate assumption to 5.75% for fiscal year 2011.

Under the current requirements of the Pension Protection Act of 2006, the Company is required to fund the net pension liability ("funding shortfall") by fiscal year 2016. The net pension liability is calculated based on certain assumptions at January 1, of each year, that are subject to change based on economic conditions (and any regulatory changes) in the future. The Company has a credit balance of $11.5 million at fiscal 2010 year-end due to excess funding over the minimum requirements in prior years, which may be used to satisfy minimum required contribution requirements during at least the first two quarters of fiscal 2011. The Company expects to contribute sufficient amounts to the pension plan so that the Pension Protection Act of 2006 guidelines are exceeded, and over the next five years, the pension plan becomes fully funded. The Company elected to contribute $44.0 million and $20.0 million to its Pension Plan on September 15, 2009 and September 10, 2008, respectively. The Company expects to contribute $1.4 million and $2.6 million to its non-qualified defined benefit Supplemental Executive Retirement Plan and postretirement plan, respectively, in fiscal year 2011.

Effective December 31, 2009, the Pension Plan was frozen for the remaining participants whose benefits were not previously frozen in fiscal year 2006. Upon communication of this decision to permanently freeze accruals in the plan, the plan's financial status was re-measured on October 31, 2009 based on economic conditions at the time. A one-time curtailment charge of $2.7 million was incurred in the third quarter of fiscal year 2010. The expense for all of fiscal year 2010 reflected a change in the fourth quarter commensurate with that re-measurement.

Self Insurance Reserves. The Company is responsible for the payment of workers' compensation, general liability and automobile claims under certain dollar limits. The Company purchases insurance for workers' compensation, general liability and automobile claims for amounts that exceed certain dollar limits. The Company records a liability for its obligation associated with incurred losses utilizing historical data and industry accepted loss analysis standards to estimate the loss development factors used to project the future development of incurred losses. Management believes that the Company's loss reserves are adequate but actual losses may differ from the amounts provided.

Income Taxes. Income taxes are accounted for under the asset and liability method. The annual effective tax rate is based on income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. Significant judgment is required in determining annual tax expense and in evaluating tax positions. In accordance with ASC 740, "Income Taxes," the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The reserves (including the impact of the related interest and penalties) are adjusted in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accrues interest related to unrecognized tax benefits in interest expense, while accruing penalties related to unrecognized tax benefits in income tax expense (benefit).

Derivative Financial Instruments. The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The difference between the fixed rate leg and the variable rate leg of each swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the changes in the fair value of swaps designated as cash flow hedges are marked to market through accumulated other comprehensive income (loss). Swaps that are not designated as hedges are marked to market through gain (loss) on investments.

Stock Based Compensation. The Company accounts for stock based compensation under the guidelines of ASC 718, "Compensation — Stock Compensation." ASC 718 requires the Company to account for stock based compensation by using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award.

Finance Income. In connection with the program agreement ("Program Agreement") signed with GE Money Bank ("GE"), an affiliate of GE Consumer Finance, in fiscal year 2006, the Company is paid a percentage of net private label credit card account sales. These payments are recorded as an offset to SG&A expenses in the consolidated statements of income. SG&A expenses are reduced by proceeds from the 10-year credit card Program Agreement between Belk and GE, which expires June 30, 2016. This Program Agreement sets forth among other things the terms and conditions under which GE will issue credit cards to Belk's customers. The Company will be paid a percentage of net credit sales, as defined by the Program Agreement, for future credit card sales. Belk is required to perform certain duties and receive fees.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is exposed to market risk from changes in interest rates on its variable rate debt. The Company uses interest rate swaps to manage the interest rate risk associated with its borrowings and to manage the Company's allocation of fixed and variable rate debt. The Company does not use financial instruments for trading or other speculative purposes and is not a party to any leveraged derivative instruments. The Company's net exposure to interest rate risk is based on the difference between the outstanding variable rate debt and the notional amount of its designated interest rate swaps. At January 30, 2010, the Company had $422.8 million of variable rate debt, and an $80.0 million notional amount swap, which has a fixed interest rate of 5.2% and expires in fiscal year 2013. The effect on the Company's annual interest expense of a one-percent change in interest rates would be approximately $3.4 million.

The Company also owns an auction rate security that is subject to market risk. A discussion of the Company's accounting policies for derivative financial instruments and the auction rate security is included in the Summary of Significant Accounting Policies in Note 1 to the Company's consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except share and per share amounts)

	Fiscal Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Revenues	$ 3,346,252	$ 3,499,423	$ 3,824,803
Cost of goods sold (including occupancy, distribution and buying expenses)	2,271,925	2,430,332	2,636,888
Selling, general and administrative expenses	886,263	947,602	982,425
Goodwill impairment	—	326,649	—
Gain on sale of property and equipment	2,011	4,116	3,393
Other asset impairment and exit costs	39,915	31,599	10,766
Pension curtailment charge	2,719	—	—
Operating income (loss)	147,441	(232,643)	198,117
Interest expense	(51,321)	(55,512)	(65,980)
Interest income	1,027	4,670	7,607
Gain (loss) on investments	43	204	(1,100)
Income (loss) before income taxes	97,190	(283,281)	138,644
Income tax expense (benefit)	30,054	(70,316)	42,904
Net income (loss)	$ 67,136	$ (212,965)	$ 95,740
Basic and diluted net income (loss) per share	$ 1.39	$ (4.35)	$ 1.92
Weighted average shares outstanding:			
Basic	48,450,401	49,010,509	49,749,689
Diluted	48,452,460	49,010,509	49,784,635

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
(Dollars in thousands)

	January 30, 2010	January 31, 2009
ASSETS		
Current assets:		
Cash and cash equivalents	$ 585,930	$ 260,134
Short-term investments	2,500	10,250
Accounts receivable, net	22,427	34,043
Merchandise inventory	775,342	828,497
Property held for sale	—	750
Prepaid income taxes, expenses and other current assets	24,902	30,705
Total current assets	1,411,101	1,164,379
Investment securities	6,850	1,074
Property and equipment, net	1,009,250	1,169,150
Deferred income taxes	117,827	128,829
Other assets	37,547	40,156
Total assets	$2,582,575	$2,503,588
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 243,995	$ 205,227
Accrued liabilities	125,599	118,045
Accrued income taxes	35,775	593
Deferred income taxes	16,079	27,997
Current installments of long-term debt and capital lease obligations	3,419	4,486
Total current liabilities	424,867	356,348
Long-term debt and capital lease obligations, excluding current installments	685,437	688,704
Interest rate swap liability	7,403	8,182
Retirement obligations and other noncurrent liabilities	370,573	418,327
Total liabilities	1,488,280	1,471,561
Stockholders' equity:		
Preferred stock	—	—
Common stock, 400 million shares authorized and 48.3 and 48.8 million shares issued and outstanding as of January 30, 2010 and January 31, 2009, respectively	483	488
Paid-in capital	451,278	456,858
Retained earnings	798,963	741,579
Accumulated other comprehensive loss	(156,429)	(166,898)
Total stockholders' equity	1,094,295	1,032,027
Total liabilities and stockholders' equity	$2,582,575	$2,503,588

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (In thousands)

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance at February 3, 2007	49,991	$500	$507,127	$ 901,378	$ (82,983)	$1,326,022
Comprehensive income:						
Net income	—	—	—	95,740	—	95,740
Unrealized loss on investments, net of $379 income taxes	—	—	—	—	(639)	(639)
Unrealized loss on interest rate swaps, net of $2,109 income taxes	—	—	—	—	(3,553)	(3,553)
Reclassification adjustment for interest rate swap dedesignation included in net income, net of $7 income taxes	—	—	—	—	(51)	(51)
Defined benefit expense, net of $11,416 income taxes	—	—	—	—	19,230	19,230
Total comprehensive income						110,727
Cash dividends	—	—	—	(20,097)	—	(20,097)
Issuance of stock-based compensation	—	—	(2,322)	—	—	(2,322)
Stock-based compensation expense	—	—	(1,939)	—	—	(1,939)
Adoption of ASC 740 adjustment	—	—	—	185	—	185
Common stock issued	359	4	372	—	—	376
Repurchase and retirement of common stock	(781)	(8)	(24,218)	—	—	(24,226)
Balance at February 2, 2008	49,569	496	479,020	977,206	(67,996)	1,388,726
Comprehensive loss:						
Net loss	—	—	—	(212,965)	—	(212,965)
Unrealized loss on investments, net of $740 income taxes	—	—	—	—	(1,247)	(1,247)
Reclassification to loss on investments, net of $231 income taxes	—	—	—	—	(388)	(388)
Unrealized loss on interest rate swaps, net of $807 income taxes	—	—	—	—	(1,360)	(1,360)
Defined benefit expense, net of $57,941 income taxes	—	—	—	—	(97,606)	(97,606)
Effects of changing the pension plan measurement date pursuant to ASC 715-30-35-62, net of $1,008 income taxes	—	—	—	—	1,699	1,699
Total comprehensive loss						(311,867)
Cash dividends	—	—	—	(19,846)	—	(19,846)
Effects of changing the pension plan measurement date pursuant to ASC 715-30-35-62, net of $1,672 income taxes	—	—	—	(2,816)	—	(2,816)
Issuance of stock-based compensation	—	—	(444)	—	—	(444)
Stock-based compensation expense	—	—	314	—	—	314
Common stock issued	57	1	307	—	—	308
Repurchase and retirement of common stock	(873)	(9)	(22,339)	—	—	(22,348)
Balance at January 31, 2009	48,753	488	456,858	741,579	(166,898)	1,032,027
Comprehensive income:						
Net income	—	—	—	67,136	—	67,136
Unrealized gain on investments, net of $287 income taxes	—	—	—	—	482	482
Unrealized gain on interest rate swaps, net of $259 income taxes	—	—	—	—	521	521
Defined benefit expense, net of $4,078 income taxes	—	—	—	—	7,688	7,688
Pension curtailment charge, net of $941 income taxes	—	—	—	—	1,778	1,778
Total comprehensive income						77,605
Cash dividends	—	—	—	(9,752)	—	(9,752)
Issuance of stock-based compensation	—	—	(115)	—	—	(115)
Stock-based compensation expense	—	—	180	—	—	180
Common stock issued	33	—	300	—	—	300
Repurchase and retirement of common stock	(500)	(5)	(5,945)	—	—	(5,950)
Balance at January 30, 2010	48,286	$483	$451,278	$ 798,963	$(156,429)	$1,094,295

See accompanying notes to consolidated financial statements.

BELK, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
(Dollars in thousands)

	Fiscal Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
Cash flows from operating activities:			
Net income (loss)	$ 67,136	(212,965)	$ 95,740
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Goodwill impairment	—	326,649	—
Other asset impairment and exit costs	39,915	31,599	10,766
Deferred income tax (benefit) expense	(9,982)	(63,562)	11,357
Depreciation and amortization expense	158,388	165,267	159,945
Stock-based compensation expense	180	314	(1,939)
Pension curtailment charge	2,719	—	—
(Gain) loss on sale of property and equipment	618	(1,487)	(1,297)
Amortization of deferred gain on sale and leaseback	(2,629)	(2,629)	(2,096)
(Gain) loss on sale of investments	(43)	(204)	1,100
Investment securities contribution expense	1,889	—	—
(Increase) decrease in:			
Accounts receivable, net	11,616	31,565	(4,233)
Merchandise inventory	53,155	104,280	(907)
Prepaid income taxes, expenses and other assets	4,361	(6,050)	6,392
Increase (decrease) in:			
Accounts payable and accrued liabilities	52,746	(80,095)	(80,151)
Accrued income taxes	35,182	(25,387)	3,294
Retirement obligations and other liabilities	(27,856)	(1,994)	17,039
Net cash provided by operating activities	387,395	265,301	215,010
Cash flows from investing activities:			
Purchases of property and equipment	(42,326)	(129,282)	(202,668)
Proceeds from sales of property and equipment	140	19,715	54,682
Purchases of short-term investments	—	(17,750)	(564,580)
Proceeds from sales of short-term investments	900	7,500	564,580
Net cash used by investing activities	(41,286)	(119,817)	(147,986)
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	—	—	125,355
Principal payments on long-term debt and capital lease obligations	(4,496)	(29,685)	(130,000)
Dividends paid	(9,752)	(19,846)	(20,097)
Repurchase and retirement of common stock	(5,950)	(22,348)	(24,226)
Stock compensation tax (expense) benefit	(64)	154	2,938
Cash paid for withholding taxes in lieu of stock-based compensation shares	(51)	(598)	(5,260)
Net cash used by financing activities	(20,313)	(72,323)	(51,290)
Net increase in cash and cash equivalents	325,796	73,161	15,734
Cash and cash equivalents at beginning of period	260,134	186,973	171,239
Cash and cash equivalents at end of period	$585,930	$ 260,134	$ 186,973
Supplemental disclosures of cash flow information:			
Income taxes paid (refunded)	$ (6,846)	$ 32,710	$ 27,675
Supplemental schedule of noncash investing and financing activities:			
Increase (decrease) in property and equipment through accrued purchases	(7,525)	(11,079)	10,332
Increase (decrease) in property and equipment through assets held for sale	750	(750)	(11,036)
Increase in investment securities through short-term investments	6,850	—	—
Decrease in property and equipment through adjustment of goodwill	—	—	(14,874)
Decrease in property and equipment through adjustment of capital lease obligation	—	—	(4,315)
Decrease in long-term debt through other current assets	—	—	(3,220)

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Description of Business and Basis of Presentation

Belk, Inc. and its subsidiaries (collectively, the "Company" or "Belk") operate retail department stores in 16 states primarily in the southern United States. All intercompany transactions and balances have been eliminated in consolidation. The Company's fiscal year ends on the Saturday closest to each January 31. All references to fiscal years are as follows:

Fiscal Year	Ended	Weeks
2011	January 29, 2011	52
2010	January 30, 2010	52
2009	January 31, 2009	52
2008	February 2, 2008	52
2007	February 3, 2007	53

Certain prior period amounts have been reclassified to conform with current year presentation. Previously, the Company presented amounts due from vendors on a gross basis due to systems constraints and the lack of available information. In the current year, the Company has presented amounts due from vendors on a net basis, and revised amounts presented in the fiscal year 2009 consolidated balance sheet and cash flow statements for comparability purposes. The revision had no impact on net income, working capital, cash flows from operating activities, or stockholders' equity for fiscal year 2009.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Significant estimates are required as part of determining stock-based compensation, depreciation, amortization and recoverability of long-lived and intangible assets, valuation of inventory, establishing store closing and other reserves, self-insurance reserves and calculating retirement benefits.

Revenues

The Company's store and eCommerce operations have been aggregated into one operating segment due to their similar economic characteristics, products, production processes, customers and methods of distribution. These operations are expected to continue to have similar characteristics and long-term financial performance in future periods.

The following table gives information regarding the percentage of revenues contributed by each merchandise area for each of the last three fiscal years. There were no material changes between fiscal years, as reflected in the table below.

Merchandise Areas	Fiscal Year 2010	Fiscal Year 2009	Fiscal Year 2008
Women's	36%	37%	37%
Cosmetics, Shoes and Accessories	33%	31%	30%
Men's	16%	16%	17%
Home	9%	10%	10%
Children's	6%	6%	6%
Total	100%	100%	100%

Revenues include sales of merchandise and the net revenue received from leased departments of $2.3 million, $3.1 million and $5.7 million for fiscal years 2010, 2009 and 2008, respectively. Leased department revenues were significantly affected by the conversion of fine jewelry leased departments into an owned fine jewelry operation principally during fiscal year 2008. Sales from retail operations are recorded at the time of delivery and reported net of sales taxes and merchandise returns. The reserve for returns is calculated as a percentage of sales based on historical return percentages.

The Company utilizes a customer loyalty program that issues certificates for discounts on future purchases to proprietary charge card customers based on their spending levels. The certificates are classified as a reduction to revenue as they are earned by the customers. The Company maintains a reserve liability for the estimated future redemptions of the certificates.

Cost of Goods Sold

Cost of goods sold is comprised principally of the cost of merchandise as well as occupancy, distribution and buying expenses. Occupancy expenses include rent, utilities and real estate taxes. Distribution expenses include all costs associated with distribution facilities. Buying expenses include payroll and travel expenses associated with the corporate merchandise buying function.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses are comprised principally of payroll and benefits for retail and corporate employees, depreciation, advertising and other administrative expenses. SG&A expenses are reduced by proceeds from the 10-year credit card program agreement ("Program Agreement") between Belk and GE Money Bank ("GE"), an affiliate of GE Consumer Finance, which expires June 30, 2016. This Program Agreement sets forth among other things the terms and conditions under which GE will issue credit cards to Belk's customers. The Company will be paid a percentage of net credit sales, as defined by the Program Agreement, for future credit card sales. Belk is required to perform certain duties, including receiving and remitting in-store payments on behalf of GE and receiving fees for these activities. These amounts totaled $67.0 million, $67.3 million and $71.6 million in fiscal years 2010, 2009 and 2008, respectively.

Gift Cards

At the time gift cards are sold, no revenue is recognized; rather, a liability is established for the face amount of the gift card. The liability is relieved and revenue is recognized when gift cards are redeemed for merchandise. The estimated values of gift cards expected to go unused are recognized as a reduction to SG&A expenses in proportion to actual gift card redemptions as the remaining gift card values are redeemed.

Advertising

Advertising costs, net of co-op recoveries from merchandise vendors, are expensed in the period in which the advertising event takes place and amounted to $123.5 million, $134.2 million and $137.1 million in fiscal years 2010, 2009 and 2008, respectively.

Recoverability of Long-Lived Assets

In accordance with Accounting Standards Codification ("ASC") 360, "Property, Plant, and Equipment," long-lived assets, such as property and equipment and purchased intangible assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The impairment to be recognized is measured by the amount by which the carrying amount of the asset exceeds the fair value of the asset based upon the future highest and best use of the impaired asset. If circumstances require a long-lived asset be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by an asset to the carrying value of the asset. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. The Company determines fair value of its retail locations primarily based on the present value of future cash flows.

Cash Equivalents

Cash equivalents include liquid investments with an original maturity of 90 days or less.

Short-term Investments

Short-term investments consist of investments whose original maturity is greater than 90 days. At January 30, 2010, the Company held an auction rate security ("ARS") of $2.5 million in short-term investments, which represents the amount called at par by the issuer during the first quarter of fiscal year 2011. Short-term investments are classified as held-to-maturity securities and are valued at amortized cost at January 30, 2010.

Merchandise Inventory

Inventories are valued using the lower of cost or market value, determined by the retail inventory method. Under the retail inventory method ("RIM"), the valuation of inventories at cost and the resulting gross margins are calculated by applying a cost-to-retail ratio to the retail value of inventories. RIM is an averaging method that is widely used in the retail industry due to its practicality. Also, it is recognized that the use of the retail inventory method will result in valuing inventories at lower of cost or market if markdowns are currently taken as a reduction of the retail value of inventories. Inherent in the RIM calculation are certain significant management judgments and estimates including, among others, merchandise markon, markup, markdowns and shrinkage, which significantly affect the ending inventory valuation at cost as well as the corresponding charge to cost of goods sold. In addition, failure to take appropriate markdowns can result in an overstatement of inventory under the lower of cost or market principle.

Property Held for Sale

Property held for sale at January 31, 2009, represented a closed retail location which, at January 30, 2010, no longer met the held-for-sale criteria, and was reclassified to property held for use.

Investment Securities

The Company accounts for investments in accordance with the provisions of ASC 320, "Investments — Debt and Equity Securities." Securities classified as available-for-sale are valued at fair value, while securities that the Company has the ability and positive intent to hold to maturity are valued at amortized cost. The Company includes unrealized holding gains and losses for available-for-sale securities in other comprehensive income (loss). Realized gains and losses are recognized on an average cost basis and are included in income. Declines in value that are considered to be other than temporary are reported in gain (loss) on investments.

Property and Equipment, Net

Property and equipment owned by the Company are stated at historical cost less accumulated depreciation and amortization. Property and equipment leased by the Company under capital leases are stated at an amount equal to the present value of the minimum lease payments less accumulated amortization. Depreciation and amortization are recorded utilizing straight-line and in certain circumstances accelerated methods over the shorter of estimated asset lives or related lease terms. The Company also amortizes leasehold improvements over the shorter of the estimated asset life or expected lease term that would include cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the date the assets are placed in service, to be reasonably assured.

Goodwill and Intangibles

Goodwill and other intangible assets are accounted for in accordance with ASC 350, "Intangibles — Goodwill and Other." This statement requires that goodwill and other intangible assets with indefinite lives should not be amortized, but should be tested for impairment on an annual basis, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount.

Leasehold intangibles, which represent the excess of fair value over the carrying value (assets) or the excess of carrying value over fair value (liabilities) of acquired leases, are amortized on a straight-line basis over the remaining terms of the lease agreements. The lease term includes cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears to be reasonably assured. The lease intangibles are included in other current assets and accrued liabilities for the current portions and other assets and other noncurrent liabilities for the noncurrent portions. Customer relationships, which represent the value of customer relationships obtained in acquisitions or purchased, are amortized on a straight-line basis over their estimated useful life and are included in other assets. The carrying value of intangible assets is reviewed by the Company's management to assess the recoverability of the assets when facts and circumstances indicate that the carrying value may not be recoverable.

Rent Expense

The Company recognizes rent expense on a straight-line basis over the expected lease term, including cancelable option periods where failure to exercise such options would result in an economic penalty in such amount that a renewal appears, at the inception of the lease, to be reasonably assured. Developer incentives are recognized as a reduction to occupancy costs over the lease term. The lease term commences on the date when the Company gains control of the property.

Vendor Allowances

The Company receives allowances from its vendors through a variety of programs and arrangements, including markdown reimbursement programs. These vendor allowances are generally intended to offset the Company's costs of selling the vendors' products in our stores. Allowances are recognized in the period in which the Company completes its obligations under the vendor agreements. Most incentives are deducted from amounts owed to the vendor at the time the Company completes its obligations to the vendor or shortly thereafter.

The following summarizes the types of vendor incentives and the Company's applicable accounting policies:

- Advertising allowances — Represents reimbursement of advertising costs initially funded by the Company. Amounts are recognized as a reduction to SG&A expenses in the period that the advertising expense is incurred.

- Markdown allowances — Represents reimbursement for the cost of markdowns to the selling price of the vendor's merchandise. Amounts are recognized as a reduction to cost of goods sold in the later of the period that the merchandise is marked down or the reimbursement is negotiated. Amounts received prior to recognizing the markdowns are recorded as a reduction to the cost of inventory.

- Payroll allowances — Represents reimbursement for payroll costs. Amounts are recognized as a reduction to SG&A expenses in the period that the payroll cost is incurred.

Stock Based Compensation

The Company accounts for stock based compensation under the guidelines of ASC 718, "Compensation — Stock Compensation." ASC 718 requires the Company to account for stock based compensation by using the grant date fair value of share awards and the estimated number of shares that will ultimately be issued in conjunction with each award.

Self Insurance Reserves

The Company is responsible for the payment of workers' compensation, general liability and automobile claims under certain dollar limits. The Company purchases insurance for workers' compensation, general liability and automobile claims for amounts that exceed certain dollar limits. The Company records a liability for its obligation associated with incurred losses utilizing historical data and industry accepted loss analysis standards to estimate the loss development factors used to project the future development of incurred losses. Management believes that the Company's loss reserves are adequate but actual losses may differ from the amounts provided.

Income Taxes

Income taxes are accounted for under the asset and liability method. The annual effective tax rate is based on income, statutory tax rates and tax planning opportunities available in the various jurisdictions in which the Company operates. Significant judgment is required in determining annual tax expense and in evaluating tax positions. In accordance with ASC 740, "Income Taxes," the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. The reserves (including the impact of the related interest and penalties) are adjusted in light of changing facts and circumstances, such as the progress of a tax audit.

Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement bases and the respective tax bases of the assets and liabilities and operating loss and tax credit carry forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

The Company accrues interest related to unrecognized tax benefits in interest expense, while accruing penalties related to unrecognized tax benefits in income tax expense (benefit).

Derivative Financial Instruments

The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements are used to reduce the potential impact of increases in interest rates on variable rate long-term debt. The difference between the fixed rate leg and the variable rate leg of each swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the changes in the fair value of swaps designated as cash flow hedges are marked to market through accumulated other comprehensive income (loss). Swaps that are not designated as hedges are marked to market through gain (loss) on investments.

As of January 31, 2010, the Company has one interest rate swap for an $80.0 million notional amount, which has a fixed rate of 5.2% and expires in fiscal year 2013. It has been designated as a cash flow hedge against variability in future interest rate payments on the $80.0 million floating rate senior note. The Company had a $125.0 million notional amount swap, which had a fixed rate of 6.0% and expired in September 2008, that had previously been designated as a cash flow hedge against variability in future interest payments on a $125.0 million variable rate bond facility. On July 26, 2007, the $125.0 million notional amount swap was de-designated due to the Company's decision to prepay the underlying debt. This swap was marked to market in gain (loss) on investments through its expiration date.

Recently Issued Accounting Standards

In June 2009, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles — a replacement of SFAS No. 162," which modifies the Generally Accepted Accounting Principles ("GAAP") hierarchy by establishing only two levels of GAAP, authoritative and non-authoritative accounting literature. Effective July 2009, the FASB Accounting Standards Codification ("ASC"), also known collectively as the "Codification," is considered the single source of authoritative U.S. accounting and reporting standards, except for additional authoritative rules and interpretive releases issued by the SEC. The Codification was developed to organize GAAP pronouncements by topic so that users can more easily access authoritative accounting guidance. ASC 105-10 became effective for the third quarter of fiscal year 2010. All other accounting standard references have been updated in this report with ASC references.

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06, "Improving Disclosures about Fair Value Measurements," which updates ASC 820-10, "Fair Value Measurements and Disclosures." The updated guidance clarifies existing disclosures and requires new disclosures regarding recurring and/or nonrecurring fair-value measurements, including significant transfers into and out of Level 1 and Level 2 fair-value measurements and information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair-value measurements. ASU 2010-06 will be effective for the first quarter of fiscal year 2011, except for the disclosures regarding the reconciliation of Level 3 fair-value measurements, which will be effective for the Company in the first quarter of fiscal year 2012. The Company early adopted the requirements under ASU 2010-06 for the fourth quarter of fiscal year 2010. Refer to the Company's notes to the consolidated financial statements for the disclosures required under ASU 2010-06.

Effective for the fourth quarter of fiscal year 2010, the FASB issued ASU 2009-05, "Measuring Liabilities at Fair Value," which updates ASC 820-10, "Fair Value Measurements and Disclosures." The updated guidance clarifies that the fair value of a liability can be measured in relation to the counterparty's asset when traded in an active market, without adjusting the price for restrictions that prevent the sale of the liability. The Company's adoption of the requirements under ASU 2009-5 did not change the Company's valuation techniques for measuring liabilities at fair value.

Effective for the fourth quarter of fiscal year 2010, the "Compensation-Retirement Benefits Topic," ASC 715-20 required more detailed disclosures regarding the assets of a defined benefit pension or other postretirement plan. Refer to the Company's notes to the consolidated financial statements for the disclosures required under ASC 715-20.

Effective for the second quarter of fiscal year 2010, the "Financial Instruments Topic," ASC 825-10 required disclosure regarding the fair value of financial instruments of publicly traded companies for interim reporting periods as well as annual reporting periods. Refer to the Company's notes to the consolidated financial statements for the disclosures required under ASC 825-10.

Effective for the second quarter of fiscal year 2010, the "Investments-Debt and Equity Securities Topic," ASC 320-10 amended the presentation and disclosure requirements for other-than-temporary impairment on debt and equity securities in the financial statements. Refer to the Company's notes to the consolidated financial statements for the disclosures required under ASC 320-10.

Effective for the second quarter of fiscal year 2010, the "Fair Value Measurements and Disclosures Topic," ASC 820-10-65-4, provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying circumstances that indicate a transaction is not orderly. Refer to the Company's notes to the consolidated financial statements for the disclosures required under ASC 820-10-65-4.

Effective for the first quarter of fiscal year 2010, the "Fair Value Measurements and Disclosures Topic," ASC 820-10-65-1, established a single definition of fair value and a framework for measuring fair value in GAAP for nonfinancial assets and liabilities to increase consistency and comparability in fair value measurements. The Company's adoption of the requirements under ASC 820-10-65-1 did not require other additional disclosure during the first quarter of fiscal year 2010.

(2) Goodwill and Intangibles

Goodwill and other intangible assets are accounted for in accordance with ASC 350, "Intangibles — Goodwill and Other." This statement requires that goodwill and other intangible assets with indefinite lives should not be amortized, but should be tested for impairment on an annual basis, or more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. The Company completed its annual impairment measurement at January 31, 2009 through use of discounted cash flow techniques and market comparisons and determined that the fair value of the reporting unit was less than its carrying value. As a result, the Company recorded a $326.6 million goodwill impairment charge during the fourth quarter of fiscal year 2009. The impairment of goodwill was a non-cash charge and did not affect the Company's compliance with financial covenants under its various debt agreements.

Amortizing intangibles are comprised of the following:

	January 30, 2010	January 31, 2009
	(Dollars in thousands)	
Amortizing intangible assets:		
Favorable lease intangibles	$ 10,160	$ 10,160
Accumulated amortization — favorable lease intangibles	(2,586)	(1,928)
Credit card and customer list intangibles	18,746	18,746
Accumulated amortization — credit card and customer list intangibles	(10,813)	(8,504)
Other intangibles	7,951	7,940
Accumulated amortization — other intangibles	(5,870)	(4,698)
Net amortizing intangible assets	$ 17,588	$ 21,716
Amortizing intangible liabilities:		
Unfavorable lease intangibles	$(30,453)	$(33,035)
Accumulated amortization — unfavorable lease intangibles	6,579	5,209
Net amortizing intangible liabilities	$(23,874)	$(27,826)

The Company recorded net amortization expense related to amortizing intangibles of $2.0 million, $2.0 million and $1.4 million in fiscal years 2010, 2009, and 2008, respectively.

(3) Other Asset Impairment and Exit Costs

In fiscal year 2010, the Company recorded $38.5 million in impairment charges primarily to adjust eight retail locations' net book values to fair value, a $1.0 million charge for real estate holding costs and other store closing costs, and $0.4 million in exit costs comprised primarily of severance costs associated with the outsourcing of certain information technology functions. The Company determines fair value of its retail locations primarily based on the present value of future cash flows.

In fiscal year 2009, the Company recorded $27.1 million in impairment charges to adjust nine retail locations' net book values to fair value, $3.5 million in exit costs comprised primarily of severance costs associated with the outsourcing of certain information technology and support functions and corporate realignment of functional areas, and a $1.0 million charge for real estate holding costs and other store closing costs.

As of January 30, 2010 and January 31, 2009, the remaining reserve balance for post-closing real estate lease obligations was $8.8 million and $7.0 million, respectively. These balances are presented within accrued liabilities and other noncurrent liabilities on the consolidated balance sheets. The Company does not anticipate incurring significant additional exit costs in connection with the store closings. The following is a summary of post-closing real estate lease obligations activity:

	January 30, 2010	January 31, 2009
	(Dollars in thousands)	
Balance, beginning of year	$ 7,044	$ 7,483
Charges and adjustments	2,858	879
Utilization/payments	(1,081)	(1,318)
Balance, end of year	$ 8,821	$ 7,044

(4) Accumulated Other Comprehensive Loss

The following table sets forth the components of accumulated other comprehensive loss:

	January 30, 2010	January 31, 2009
	(Dollars in thousands)	
Unrealized loss on investments, net of $287 of income taxes as of January 31, 2009	$ —	$ (482)
Unrealized loss on interest rate swaps, net of $2,789 and $3,048 of income taxes as of January 30, 2010 and January 31, 2009, respectively	(4,614)	(5,135)
Defined benefit plans, net of $90,721 and $95,740 of income taxes as of January 30, 2010 and January 31, 2009, respectively	(151,815)	(161,281)
Accumulated other comprehensive loss	$(156,429)	$(166,898)

(5) Accounts Receivable, Net

Accounts receivable, net consists of:

	January 30, 2010	January 31, 2009
	(Dollars in thousands)	
Accounts receivable from vendors	$ 9,283	$15,216
Credit card accounts receivable	9,381	15,437
Other receivables	3,779	3,435
Less allowance for doubtful accounts	(16)	(45)
Accounts receivable, net	$22,427	$34,043

(6) Investments

Held-to-maturity securities, totaling $9.4 million, consist of the current and non-current portions of an ARS as of January 30, 2010. The ARS owned by the Company is backed by student loans, which are 97% guaranteed under the Federal Family Education Loan Program, carries the highest credit ratings of AAA, and has a maturity date of July 1, 2034. Historically, the fair value of the Company's ARS holdings approximated par value due to the frequent auction periods, which provided liquidity to these investments. However, during fiscal year 2009, many auctions involving this security failed. The result of the failed auctions resulted in very limited liquidity, however, the Company continues to receive interest in accordance with the terms at each auction date.

To date, the Company has collected all interest payable on the outstanding ARS when due and expects to continue to do so in the future. At this time, the Company has no reason to believe that the underlying issuer of the ARS or their insurers are presently at risk. While the auction failures limit the ability to liquidate these investments, the Company expects that the ARS failures will have no significant impact on the ability to fund ongoing operations and growth initiatives due to its strong cash position. As a result of the persistent failed auctions and the uncertainty of when these investments could be successfully liquidated at par, the Company has reclassified the ARS to held-to-maturity from available-for-sale, and has recorded $6.85 million of the ARS as a non-current investment security and the remaining $2.5 million as short-term investments, which represents the amount called at par by the issuer during the first quarter of fiscal year 2011. As of January 30, 2010, the amortized cost and fair value of the ARS was $9.4 million.

Available-for-sale securities consisted primarily of equity investments as of January 31, 2009. In evaluating the possible impairment of the Company's available-for-sale equity investment securities as of January 31, 2009, consideration was given to the length of time and the extent to which the fair value has been less than cost, the financial conditions and near-term prospects of the issuer and the ability and intent of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. During the third quarter of fiscal year 2009, due to the current economic environment and the financial condition of the issuer, the Company recognized an other-than-temporary impairment on a portion of its investment securities. The impaired investment security had experienced a significant decline in fair value and the Company did not anticipate recovering the security's cost basis in the near future. Accordingly, the Company recorded a $0.6 million other-than-temporary impairment in gain (loss) on investments, and reduced the cost basis of the security to the estimated fair value.

As of January 31, 2009, the cost, gross unrealized loss and fair value of available-for-sale securities was $1.8 million, $0.7 million and $1.1 million, respectively. In the fourth quarter of fiscal year 2010, the Company transferred ownership of all remaining available-for-sale securities to two charitable organizations.

During the fourth quarter of fiscal year 2009, the Company recognized an other-than-temporary impairment on its investment in a partnership that had been accounted for under the equity method of accounting, as the Company did not anticipate recovering the partnership's cost basis in the near future. The Company determined this other-than-temporary impairment primarily due to the macroeconomic effects across the retail industry which resulted in declines in retail property values associated with this partnership. Accordingly, the Company recorded a $1.4 million other-than-temporary impairment in gain (loss) on investments, and reduced the cost basis of the partnership to a fair value of zero.

(7) Property and Equipment, net

Details of property and equipment, net are as follows:

	Estimated Lives	January 30, 2010	January 31, 2009
	(In years)	(Dollars in thousands)	
Land		$ 58,494	$ 60,645
Buildings	primarily 15-31.5	1,044,520	1,047,784
Furniture, fixtures and equipment	3-7	1,083,214	1,091,927
Property under capital leases	5-20	56,777	56,777
Construction in progress		12,061	21,461
		2,255,066	2,278,594
Less accumulated depreciation and amortization		(1,245,816)	(1,109,444)
Property and equipment, net		$ 1,009,250	$ 1,169,150

The Company recorded depreciation and amortization related to property and equipment of $156.4 million, $163.3 million and $158.5 million in fiscal years 2010, 2009, and 2008, respectively. Accumulated amortization of assets under capital lease was $41.7 million and $37.5 million as of January 30, 2010 and January 31, 2009, respectively.

(8) Sale of Properties

During fiscal year 2009, the Company sold an acquired distribution facility for $4.0 million that resulted in a gain on the sale of property of $0.7 million. The Company also sold an acquired corporate headquarters facility and adjacent land parcels for $12.4 million that resulted in a gain on the sale of property of $1.3 million. In addition, during fiscal year 2009, the Company sold two stores for net proceeds of $2.6 million, which resulted in no gain or loss.

During fiscal year 2008, the Company sold seven stores for net proceeds of $29.2 million.

Effective April 27, 2007, the Company sold a portion of its headquarters building located in Charlotte, NC for $23.3 million. The Company also entered into a lease arrangement with the purchaser of the property to lease the property for a term of 13 years, 8 months. The fiscal year 2008 sale and leaseback transaction resulted in a gain on the sale of the property of $7.3 million, which has been deferred and will be recognized ratably over the lease term.

(9) Accrued Liabilities

Accrued liabilities are comprised of the following:

	January 30, 2010	January 31, 2009
	(Dollars in thousands)	
Salaries, wages and employee benefits	$ 44,696	$ 36,229
Accrued capital expenditures	1,723	10,325
Taxes, other than income	17,793	15,452
Rent	6,719	7,647
Sales returns allowance	9,677	6,472
Interest	7,769	5,533
Store closing reserves	6,275	6,062
Self insurance reserves	6,292	5,967
Advertising	5,774	4,889
Other	18,881	19,469
Accrued Liabilities	$125,599	$118,045

(10) Borrowings

Long-term debt and capital lease obligations consist of the following:

	January 30, 2010	January 31, 2009
	(Dollars in thousands)	
Credit facility term loan	$325,000	$325,000
Senior notes	325,000	325,000
Capital lease agreements through August 2020	21,076	25,410
State bond facility	17,780	17,780
	688,856	693,190
Less current installments	(3,419)	(4,486)
Long-term debt and capital lease obligations, excluding current installments	$685,437	$688,704

As of January 30, 2010, the annual maturities of long-term debt and capital lease obligations over the next five years are $3.4 million, $328.1 million, $103.3 million, $3.0 million, and $2.8 million, respectively. The Company made interest payments of $39.0 million, $43.7 million, and $49.3 million, of which $0.5 million, $1.7 million, and $1.9 million was capitalized into property and equipment during fiscal years 2010, 2009, and 2008, respectively.

The Company's borrowings consist primarily of a credit facility that matures in October 2011 and $325.0 million in senior notes. On March 30, 2009, the Company amended its $725.0 million credit facility to revise the debt covenants, and reduce available borrowings to $675.0 million, of which a $325.0 million term loan was outstanding at January 30, 2010 and January 31, 2009. Under the amended credit facility, the Company has a $350.0 million revolving line of credit, and allows for up to $200.0 million of outstanding letters of credit. During the fourth quarter of fiscal year 2009, the Company made a $25.0 million discretionary payment on the amount outstanding under the credit facility.

The credit facility charges interest based upon certain Company financial ratios and the interest spread was calculated at January 30, 2010 using LIBOR plus 200.0 basis points. The weighted average interest rate charged on the credit facility was 2.27% at January 30, 2010. The credit facility contains restrictive covenants including leverage and fixed charge coverage ratios. The Company's calculated leverage ratio dictates the LIBOR spread that will be charged on outstanding borrowings in the subsequent quarter. The leverage ratio is calculated by dividing adjusted debt, which is the sum of the Company's outstanding debt plus rent expense multiplied by a factor of eight, divided by pre-tax income plus net interest expense and non-cash items, such as depreciation, amortization, and impairment expense. At January 30, 2010, the maximum leverage allowed under the credit facility is 4.25, and the calculated leverage ratio was 3.06. The Company was in compliance with all covenants at the end of fiscal year 2010 and expects to remain in compliance with all debt covenants during fiscal year 2011. The Company elected to amend the financial covenants in the credit facility on March 30, 2009. The result of this amendment was an increase in the maximum leverage ratio from 4.0 to 4.25 as well as an increase in the interest spread from LIBOR plus 112.5 basis points to LIBOR plus 200.0 basis points at March 30, 2009, as well as a reduction in the size of the credit facility to $675.0 million. As of January 30, 2010, the Company had $35.4 million of standby letters of credit and a $325.0 million term loan outstanding under the credit facility. As of January 30, 2010, availability under the credit facility was $314.6 million.

The senior notes are comprised of an $80.0 million floating rate senior note that has a stated variable interest rate based on three-month LIBOR plus 80.0 basis points, or 2.15% at January 30, 2010, that matures in July 2012. This $80.0 million notional amount has an associated interest rate swap with a fixed interest rate of 5.2%. Additionally, a $20.0 million fixed rate senior note that bears interest of 5.05% matures in July 2012, a $100.0 million fixed rate senior note that bears interest of 5.31% matures in July 2015, and a $125.0 million fixed rate senior note that bears interest of 6.2% matures in August 2017. The senior notes have restrictive covenants that are similar to the Company's credit facility. Additionally, the Company has a $17.8 million, 20-year variable rate, 0.24% at January 30, 2010, state bond facility which matures in October 2025.

The debt facilities place certain restrictions on mergers, consolidations, acquisitions, sales of assets, indebtedness, transactions with affiliates, leases, liens, investments, dividends and distributions, exchange and issuance of capital stock and guarantees, and require maintenance of minimum financial ratios, which include a leverage ratio, consolidated debt to consolidated capitalization ratio and a fixed charge coverage ratio. These ratios are calculated exclusive of non-cash charges, such as fixed asset, goodwill and other intangible asset impairments.

The Company utilizes derivative financial instruments (interest rate swap agreements) to manage the interest rate risk associated with its borrowings. The Company has not historically traded, and does not anticipate prospectively trading, in derivatives. These swap agreements are used to reduce the potential impact of increases in interest rates on variable rate debt. The difference between the fixed rate leg and the variable rate leg of the swap, to be paid or received, is accrued and recognized as an adjustment to interest expense. Additionally, the change in the fair value of a swap designated as a cash flow hedge is marked to market through accumulated other comprehensive income (loss). Any swap that is not designated as a hedging instrument is marked to market through gain (loss) on investments.

The Company's exposure to derivative instruments was limited to one interest rate swap as of January 30, 2010, an $80.0 million notional amount swap, which has a fixed interest rate of 5.2% and expires in fiscal year 2013. It has been designated as a cash flow hedge against variability in future interest rate payments on the $80.0 million floating rate senior note. The Company had a $125.0 million notional amount swap, which expired in September 2008, that had previously been designated as a cash flow hedge against variability in future interest payments on a $125.0 million variable rate bond facility. On July 26, 2007, the $125.0 million notional amount swap was de-designated due to the Company's decision to prepay the underlying debt. This swap was marked to market in gain (loss) on investments through its expiration date.

(11) Retirement Obligations and Other Noncurrent Liabilities

Retirement obligations and other noncurrent liabilities are comprised of the following:

	January 30, 2010	January 31, 2009
	(Dollars in thousands)	
Pension liability	$172,663	$212,317
Deferred compensation plans	31,234	31,188
Post-retirement benefits	22,249	24,027
Supplemental executive retirement plans	23,029	22,366
Deferred gain on sale/leaseback	26,069	28,698
Unfavorable lease liability	22,169	25,971
Deferred rent	26,558	23,952
Self-insurance reserves	11,278	11,028
Developer incentive liability	9,826	10,254
Income tax reserves	17,224	21,964
Other noncurrent liabilities	8,274	6,562
Retirement obligations and other noncurrent liabilities	$370,573	$418,327

(12) Leases

The Company leases some of its stores, warehouse facilities and equipment. The majority of these leases will expire over the next 15 years. The leases usually contain renewal options and provide for payment by the lessee of real estate taxes and other expenses and, in certain instances, contingent rentals determined on the basis of a percentage of sales in excess of stipulated minimums.

Future minimum lease payments under non-cancelable leases, net of future minimum sublease rental income under non-cancelable subleases, as of January 30, 2010 were as follows:

Fiscal Year	Capital	Operating
	(Dollars in thousands)	
2011	4,891	71,209
2012	4,307	66,942
2013	4,294	61,565
2014	3,762	52,583
2015	3,363	46,981
After 2015	6,342	302,880
Total	26,959	602,160
Less sublease rental income	—	(16,883)
Net rentals	26,959	$585,277
Less imputed interest	(5,883)	
Present value of minimum lease payments	21,076	
Less current portion	(3,419)	
Noncurrent portion of the present value of minimum lease payments	$17,657	

Sublease rental income primarily relates to the portion of the Company's headquarters building located in Charlotte, NC that was sold and leased back by the Company during fiscal year 2008 and was subsequently subleased by the Company.

Net rental expense for all operating leases consists of the following:

	Fiscal Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
	(Dollars in thousands)		
Buildings:			
Minimum rentals	$76,218	$76,512	$75,098
Contingent rentals	2,614	3,066	4,665
Sublease rental income	(2,383)	(2,307)	(2,308)
Equipment	2,133	2,008	1,999
Total net rental expense	$78,582	$79,279	$79,454

(13) Income Taxes

Federal and state income tax expense (benefit) was as follows:

	Fiscal Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
	(Dollars in thousands)		
Current:			
Federal	$36,438	$ (644)	$29,469
State	3,598	(6,110)	2,078
	40,036	(6,754)	31,547
Deferred:			
Federal	(9,437)	(69,476)	14,365
State	(545)	5,914	(3,008)
	(9,982)	(63,562)	11,357
Income taxes	$30,054	$(70,316)	$42,904

A reconciliation between income taxes and income tax expense (benefit) computed using the federal statutory income tax rate of 35% is as follows:

	Fiscal Year Ended		
	January 30, 2010	January 31, 2009	February 2, 2008
	(Dollars in thousands)		
Income tax at the statutory federal rate	$34,016	$(99,148)	$48,525
State income taxes, net of federal	744	(1,244)	(839)
Goodwill impairment	—	32,835	—
Increase in cash surrender value of officers' life insurance	(4,619)	(2,915)	(5,201)
Net increase (decrease) in uncertain tax positions	735	(4,807)	1,247
Change in valuation allowances for prior years	—	4,938	—
Other	(822)	25	(828)
Income taxes	$30,054	$(70,316)	$42,904

Deferred taxes based upon differences between the financial statement and tax bases of assets and liabilities and available tax carryforwards consist of:

	January 30, 2010	January 31, 2009
	(Dollars in thousands)	
Deferred tax assets:		
Prepaid pension costs	$ 48,912	$ 79,736
Benefit plan costs	31,868	31,984
Store closing and other reserves	15,473	15,172
Inventory capitalization	5,855	3,171
Tax carryovers	13,305	10,742
Interest rate swaps	2,758	4,025
Prepaid rent	10,068	9,030
Goodwill	61,231	67,101
Intangibles	13,173	13,191
Other	11,950	6,626
Gross deferred tax assets	214,593	240,778
Less valuation allowance	(19,899)	(17,807)
Net deferred tax assets	194,694	222,971
Deferred tax liabilities		
Property and equipment	49,753	74,954
Intangibles	6,842	7,190
Inventory	35,788	38,106
Investment securities	—	448
Other	563	1,441
Gross deferred tax liabilities	92,946	122,139
Net deferred tax assets	$101,748	$100,832

Due to current economic conditions and their impact on the future, the Company believes that it is more likely than not that the benefit from certain state net operating loss and credit carryforwards, and net deferred tax assets for state income tax purposes, will not be realized. In recognition of this risk, the Company has provided a valuation allowance of $19.7 million and $17.6 million at January 30, 2010 and January 31, 2009, respectively, on these deferred tax assets. The increase in the valuation allowance consists of $1.8 million from current year increases to deferred tax assets resulting from recurring current year operations, an increase of $0.7 million due to the Company's Internal Revenue Service ("IRS") audit settlement in the fourth quarter of fiscal year 2010, offset by $0.4 million related to deferred tax assets within other comprehensive income. If or when recognized, the Company anticipates that the tax benefits relating to any reversal of the valuation allowance on deferred tax assets at January 30, 2010 will be accounted for as a reduction of income tax expense.

In assessing the realization of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The realization of deferred tax assets are dependent upon whether there are sufficient sources of income in the future. Management considers these sources of income from 1) the scheduled reversal of deferred tax liabilities, 2) projected future taxable income, 3) taxable income in prior carryback year(s) if carryback is permitted under the tax law, and 4) tax planning strategies in making this assessment.

As of January 30, 2010, the Company has net operating loss carryforwards for federal and state income tax purposes of $0.6 million and $268.7 million, respectively. These carryforwards expire at various intervals through fiscal year 2031 but primarily in fiscal years 2024 and 2026, respectively. The Company also has state job credits of $1.2 million, which are available to offset future taxable income, if any. These credits expire between fiscal years 2016 and 2023. Some of the loss carryforwards are limited to an annual deduction of approximately $0.3 million under Internal Revenue Code Section 382. In addition, the Company has alternative minimum tax net operating loss carryforwards of $0.9 million which are available to reduce future alternative minimum taxable income.

The state net operating loss carryforwards from filed returns included uncertain tax positions taken in prior years. State net operating loss carryforwards as shown on the Company's tax returns are larger than the state net operating losses for which a deferred tax asset is recognized for financial statement purposes.

As of January 30, 2010, the total gross unrecognized tax benefit was $19.0 million. Of this total, $3.1 million represents the amount of unrecognized tax benefits (net of the federal benefit on state issues) that, if recognized, would favorably affect the effective income tax rate in a future period. A reconciliation of the beginning and ending amount of total unrecognized tax benefits is as follows:

	January 30, 2010	January 31, 2009
Balance, beginning of year	$ 21,567	$23,731
Additions for tax positions from prior years	7,429	1,847
Reductions for tax positions from prior years	(382)	(7,798)
Additions for tax positions related to the current year	1,500	4,113
Settlement payments	(11,156)	(326)
Balance, end of year	$ 18,958	$21,567

As part of its continuing practice, the Company has accrued interest related to unrecognized tax benefits in interest expense while accruing penalties related to unrecognized tax benefits in tax expense. Total accrued interest and penalties for unrecognized tax benefits (net of the federal benefit on state issues) as of January 30, 2010 was $2.2 million, of which a benefit of $1.7 million was recognized during fiscal year 2010. Any prospective adjustments to the Company's gross unrecognized tax benefit will be recorded as an increase or decrease to interest expense and/or the provision for income taxes (for taxes and penalties) affecting the effective tax rate.

The Company is subject to U.S. federal income tax as well as income tax of multiple state jurisdictions. The Company has concluded all U.S. federal income tax matters with the IRS for tax years through 2007. All material state and local income tax matters have been concluded for tax years through 2004. The Company settled its federal income tax audit for tax years 2005, 2006 and 2007 during the fourth quarter of fiscal year 2010. As a result of this settlement, the Company decreased unrecognized tax benefits, interest expense and cash by $5.2 million, $0.8 million and $10.1 million, respectively and increased deferred tax assets, tax expense and accrued liabilities by $8.9 million, $0.1 million, and $3.3 million, respectively. The settlement was primarily attributable to the timing of income recognition related to gift cards, trade discounts and capitalizable inventory costs.

At this time, the Company does not expect a material change to its gross unrecognized tax benefit over the next 12 months.

(14) Pension, SERP and Postretirement Benefits

The Company has a defined benefit pension plan, the Belk Pension Plan, which prior to fiscal year 2010 had been partially frozen and closed to new participants. Pension benefits were suspended for fiscal year 2010, and effective December 31, 2009, the Pension Plan was frozen for those remaining participants whose benefits were not previously frozen in fiscal year 2006. This Pension Plan freeze resulted in a one-time curtailment charge of $2.7 million in the third quarter of fiscal year 2010.

The Company has a non-qualified defined benefit Supplemental Executive Retirement Plan, ("Old SERP"), which provides retirement and death benefits to certain qualified executives. Old SERP has been closed to new executives and has been replaced by the 2004 Supplemental Executive Retirement Plan ("2004 SERP"), a non-qualified defined contribution plan.

The Company also provides postretirement medical and life insurance benefits to certain retired full-time employees. The Company accounts for postretirement benefits by recognizing the cost of these benefits over an employee's estimated term of service with the Company, in accordance with ASC 715, "Compensation — Retirement Benefits."

The change in the projected benefit obligation, change in plan assets, funded status, amounts recognized and unrecognized, net periodic benefit cost and actuarial assumptions are as follows:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	January 30, 2010	January 31, 2009	January 30, 2010	January 31, 2009	January 30, 2010	January 31, 2009
	(Dollars in thousands)					
Change in projected benefit obligation:						
Benefit obligation at beginning of year	$ 429,863	$ 410,290	$ 10,279	$ 11,980	$ 26,704	$ 27,148
Service cost	—	3,095	126	189	133	133
Interest cost	26,433	24,577	629	728	1,624	1,629
Effect of eliminating early measurement date	—	524	—	(41)	—	(264)
Actuarial (gains) losses	36,547	16,610	1,584	(1,679)	(892)	177
Benefits paid	(26,102)	(25,233)	(1,266)	(898)	(2,761)	(2,119)
Benefit obligation at end of year	466,741	429,863	11,352	10,279	24,808	26,704
Change in plan assets:						
Fair value of plan assets at beginning of year	217,546	351,167	—	—	—	—
Actual return on plan assets	58,634	(127,800)	—	—	—	—
Contributions to plan	44,000	20,000	1,266	898	2,761	2,119
Effect of eliminating early measurement date	—	(588)	—	—	—	—
Benefits paid	(26,102)	(25,233)	(1,266)	(898)	(2,761)	(2,119)
Fair value of plan assets at end of year	294,078	217,546	—	—	—	—
Funded Status	(172,663)	(212,317)	(11,352)	(10,279)	(24,809)	(26,704)
Unrecognized net transition obligation	—	—	—	—	706	982
Unrecognized prior service costs	—	3,091	—	2	—	—
Unrecognized net loss	239,870	251,653	1,594	4	366	1,288
Net prepaid (accrued)	$ 67,207	$ 42,427	$ (9,758)	$(10,273)	$(23,737)	$(24,434)

Actuarial gains and losses are generally amortized over the average remaining service life of the Company's active employees. Due to the pension plan freeze in the third quarter of fiscal year 2010, the Company began using the average remaining life of the participants in the pension plan rather than the average remaining service life of the Company's active employees.

Amounts recognized in the consolidated balance sheets consist of the following:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	January 30, 2010	January 31, 2009	January 30, 2010	January 31, 2009	January 30, 2010	January 31, 2009
	(Dollars in thousands)					
Accrued liabilities	$ —	$ —	$ 1,326	$1,034	$ 2,560	$ 2,678
Deferred income tax assets	89,743	94,892	546	3	432	845
Retirement obligations and other noncurrent liabilities	172,663	212,317	10,026	9,245	22,249	24,027
Accumulated other comprehensive loss	(150,127)	(159,852)	(1,048)	(3)	(640)	(1,426)

	Pension Benefits		Old SERP Plan		Postretirement Benefits	
	January 30, 2010	January 31, 2009	January 30, 2010	January 31, 2009	January 30, 2010	January 31, 2009
	(Dollars in thousands)					
Obligation and funded status at January 30, 2010 and January 31, 2009, respectively:						
Projected benefit obligation	$466,741	$429,863	$11,352	$10,279	$24,808	$26,704
Accumulated benefit obligation	466,741	429,863	10,583	9,543	N/A	N/A
Fair value of plan assets	294,078	217,546	—	—	—	—

Amounts recognized in accumulated other comprehensive loss consist of:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	January 30, 2010	January 31, 2009	January 30, 2010	January 31, 2009	January 30, 2010	January 31, 2009
	(Dollars in thousands)					
Net actuarial loss	$(150,127)	$(157,912)	$(1,048)	$ (2)	$(197)	$ (810)
Prior service cost	—	(1,940)	—	(1)	—	—
Transition obligation	—	—	—	—	(443)	(616)
	$(150,127)	$(159,852)	$(1,048)	$ (3)	$(640)	$(1,426)

Activity related to plan assets and benefit obligations recognized in accumulated other comprehensive loss are as follows:

	Pension Benefits		Old SERP Benefits		Postretirement Benefits	
	January 30, 2010	January 31, 2009	January 30, 2010	January 31, 2009	January 30, 2010	January 31, 2009
	(Dollars in thousands)					
Adjustment to minimum liability	$ (13)	$(105,416)	$(1,045)	$1,054	$588	$ (69)
Effect of pension curtailment charge	1,778	—	—	—	—	—
Effect of eliminating early measurement date	—	1,621	—	34	—	44
Amortization of unrecognized items:						
Net transition obligation	—	—	—	—	173	164
Prior service cost	243	311	—	—	—	—
Net losses	7,717	6,204	—	136	25	10
	$9,725	$ (97,280)	$(1,045)	$1,224	$786	$149

Weighted average assumptions were:

	Pension Plan			Old SERP Plan			Postretirement Plan		
	January 30, 2010	January 31, 2009	February 2, 2008	January 30, 2010	January 31, 2009	February 2, 2008	January 30, 2010	January 31, 2009	February 2, 2008
Discount rates	5.750%	6.375%	6.125%	5.750%	6.375%	6.125%	5.750%	6.375%	6.125%
Rates of compensation increase	N/A	4.0	4.0	4.0	4.0	4.0	N/A	N/A	N/A
Return on plan assets	8.00	8.25	8.25	N/A	N/A	N/A	N/A	N/A	N/A

The Company developed the discount rate by matching the projected future cash flows of the plan to a modeled yield curve consisting of over 500 Aa-graded, noncallable bonds. Based on this analysis, management selected a 5.750% discount rate, which represented the calculated yield curve rate plus 25.0 basis points. The pension plan's expected return assumption is based on the weighted average aggregate long-term expected returns of various actively managed asset classes corresponding to the plan's asset allocation. The majority of the pension plan assets are allocated to equity securities, with the remaining assets allocated to fixed income securities, private equity investments, and cash.

ASC 715-30-35-62, "Defined Benefit Plans — Pension, Timing of Measurement," required the Company to transition its measurement date to the end of fiscal year 2009 as compared to a measurement date of November 1 for previous fiscal years. This resulted in a measurement period of fifteen months during fiscal year 2009, 3 months of which were recorded as an adjustment to retained earnings of $2.8 million, net of $1.7 million income taxes.

The measurement date for the defined benefit pension plan, Old SERP and postretirement benefits for fiscal year 2010 is January 30, 2010. For measurement purposes, an 8.0% annual rate of increase in the per capita cost of covered benefits (i.e., health care cost trend rate) was assumed for fiscal year 2010; the rate was assumed to decrease to 5.0% gradually over the next six years and remain at that level for fiscal years thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. For example, increasing or decreasing the assumed health care cost trend rates by one percentage point would increase or decrease the accumulated postretirement benefit obligation as of January 30, 2010 by $0.6 million and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year ended January 30, 2010 by $0.1 million.

The Company maintains policies for investment of pension plan assets. The policies set forth stated objectives and a structure for managing assets, which includes various asset classes and investment management styles that, in the aggregate, are expected to produce a sufficient level of diversification and investment return over time and provide for the availability of funds for benefits as they become due. The policies also provide guidelines for each investment portfolio that control the level of risk assumed in the portfolio and ensure that assets are managed in accordance with stated objectives. The policies set forth criteria to monitor and evaluate the performance results achieved by the investment managers. In addition, managing the relationship between plan assets and benefit obligations within the policy objectives is achieved through periodic asset and liability studies required by the policies.

The asset allocation for the pension plan is as follows:

	Target Allocation	Percentage of Plan Assets at Measurement Date		
	January 29, 2011	January 30, 2010	January 31, 2009	February 2, 2008
Domestic equity securities	40-55%	50%	45%	48%
International equity securities	10-15%	12%	12%	14%
Fixed Income	30-45%	34%	39%	34%
Private Equity	0-5%	2%	3%	3%
Cash	—	2%	1%	1%
Total	100%	100%	100%	100%

The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets and liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of January 30, 2010, the pension plan assets were required to be measured at fair value. These assets included cash and cash equivalents, equity securities, fixed income securities, mutual funds, private equity funds and exchange traded limited partnership units. These categories can cross various asset allocation strategies as reflected in the preceding table.

Fair values of the pension plan assets were as follows:

		Fair Value Measurement at Reporting Date Using		
Description	**January 30, 2010**	**Quoted Prices in Active Markets for Identical Assets (Level 1)**	**Significant Other Observable Outputs (Level 2)**	**Significant Unobservable Inputs (Level 3)**
	(Dollars in thousands)			
Cash and cash equivalents	$ 8,075	$ 237	$ 7,838	$ —
Equity securities				
International companies	2,181	2,181	—	—
U.S. companies(a)	134,138	134,138	—	—
Fixed income securities				
Corporate bonds	3,397	—	3,397	—
Government securities	15,571	—	15,571	—
Mortgage backed securities	402	—	402	—
Mutual funds	124,157	86,033	38,124	—
Private equity	5,640	—	—	5,640
Exchange traded limited partnership units	517	517	—	—
Total assets measured at fair value	$294,078	$223,106	$65,332	$5,640

(a) The U.S. equity securities consist of large cap companies, mid cap companies and small cap companies of $95.0 million, $19.8 million and $19.3 million, respectively.

The pension plan cash and cash equivalents, equity securities, mutual funds and exchange traded limited partnership units of $0.2 million, $136.3 million, $86.0 million and $0.5 million, respectively, have been classified as Level 1 as quoted market prices were used to determine the fair value.

The pension plan cash equivalents, corporate bonds, government securities, mortgage backed securities, and mutual funds of $7.8 million, $3.4 million, $15.6 million, $0.4 million and $38.1 million, respectively, have been classified as Level 2:

Cash equivalents and mutual funds — fair values of cash equivalents and mutual funds are largely provided by independent pricing services. Where independent pricing services provide fair values, the Company has obtained an understanding of the methods, models and inputs used in pricing, and has procedures in place to validate that amounts provided represent current fair values.

Investments in corporate bonds and government securities — fair values of corporate bonds and government securities are valued based on a calculation using interest rate curves and credit spreads applied to the terms of the debt instruments (maturity and coupon interest rate) and consider the counterparty credit rating.

Mortgage backed securities — fair values of mortgage backed securities are based on external broker bids, where available, or are determined by discounting estimated cash flows.

The private equity pension plan investments are considered Level 3 assets as there is not an active market for identical assets from which to determine fair value or current market information about similar assets to use as observable inputs. The fair value of private equity investments is determined using pricing models, which requires significant management judgment.

The following table provides a reconciliation of the beginning and ending balances of the pension plan's private equity funds (Level 3):

	(Dollars in thousands)
Balance as of January 31, 2009	$ 7,188
Calls of private equity investments	180
Total losses realized/unrealized included in plan earnings	(1,261)
Distributions of private equity investments	(467)
Balance as of January 30, 2010	$ 5,640

The Company expects to have the following benefit payments related to its pension, Old SERP and postretirement plans in the coming years:

Fiscal Year	Pension Plan	Old SERP Plan	Postretirement Plan
		(Dollars in thousands)	
2011	$ 27,106	$1,364	$ 2,632
2012	27,214	1,227	2,581
2013	27,436	1,192	2,469
2014	27,857	1,158	2,410
2015	28,282	1,125	2,405
2016 — 2020	149,241	5,475	11,209

Under the current requirements of the Pension Protection Act of 2006, the Company is required to fund the net pension liability ("funding shortfall") by fiscal year 2016. The net pension liability is calculated based on certain assumptions at January 1, of each year, that are subject to change based on economic conditions (and any regulatory changes) in the future. The Company has a credit balance of $11.5 million at fiscal 2010 year-end due to excess funding over the minimum requirements in prior years, which may be used to satisfy minimum required contribution requirements during at least the first two quarters of fiscal 2011. The Company expects to contribute sufficient amounts to the pension plan so that the Pension Protection Act of 2006 guidelines are exceeded, and over the next five years, the pension plan becomes fully funded. The Company elected to contribute $44.0 million and $20.0 million to its Pension Plan on September 15, 2009 and September 10, 2008, respectively. The Company expects to contribute $1.4 million and $2.6 million to its non-qualified defined benefit Supplemental Executive Retirement Plan and postretirement plan, respectively, in fiscal year 2011.

The components of net periodic benefit expense are as follows:

	Fiscal Year Ended								
	Pension Plan			Old SERP Plan			Postretirement Plan		
	January 30, 2010	January 31, 2009	February 2, 2008	January 30, 2010	January 31, 2009	February 2, 2008	January 30, 2010	January 31, 2009	February 2, 2008
	(Dollars in thousands)								
Service cost	$ —	$ 3,095	$ 3,509	$126	$ 189	$ 186	$ 133	$ 133	$ 167
Interest cost	26,433	24,577	23,132	629	728	707	1,624	1,629	1,674
Expected return on assets	(22,107)	(23,584)	(23,191)	—	—	—	—	—	—
Amortization of unrecognized items:									
Net transition obligation	—	—	—	—	—	—	262	262	262
Prior service cost	371	495	495	1	1	1	—	—	—
Net losses (gains)	11,806	9,887	11,707	—	217	195	39	16	165
Annual benefit expense	$ 16,503	$ 14,470	$ 15,652	$756	$1,135	$1,089	$2,058	$2,040	$2,268
Curtailment (gain)/loss	2,719	—	—	—	—	—	—	—	—
Total expense	$ 19,222	$ 14,470	$ 15,652	$756	$1,135	$1,089	$2,058	$2,040	$2,268

The estimated amounts that will be amortized from accumulated other comprehensive income into net periodic benefit cost in fiscal year 2011 are as follows:

	Pension Benefits	Old SERP Plan	Postretirement Benefits
	(Dollars in thousands)		
Amortization of actuarial loss	$7,010	$144	$ (30)
Amortization of prior service cost	—	1	—
Amortization of transition obligation	—	—	261
Total recognized from other comprehensive income	$7,010	$145	$231

(15) Other Employee Benefits

The Belk Employees' Health Care Plan provides medical and dental benefits to substantially all full-time employees. This plan for medical and dental benefits is administered through a 501 (c) (9) Trust. The Group Life Insurance Plan and The Belk Employees Short Term Disability Insurance Plan provide insurance to substantially all full-time employees and are fully insured through contracts issued by insurance companies. Expense recognized by the Company under these plans amounted to $45.2 million, $44.0 million and $43.9 million in fiscal years 2010, 2009 and 2008, respectively.

The Belk 401(k) Savings Plan, a defined contribution plan, provides benefits for substantially all employees. Effective February 1, 2009, the 401(k) Savings Plan was suspended for employer matching contributions. As of November 1, 2009, employer match contributions, following the adoption of the IRS Safe-Harbor principle, were reinstated for the plan. Employer match contributions are calculated at 100% of the first 4% of employees' contributions, plus 50% on the next 2% of employees' contributions, up to a total 5% employer match on eligible compensation. The cost of the plan was $2.4 million, $11.6 million and $12.8 million in fiscal years 2010, 2009 and 2008, respectively.

The Company has a non-qualified 401(k) Restoration Plan for highly compensated employees, as defined by ERISA. The plan previously provided contributions to a participants' account ranging from 2% to 4.5% of eligible compensation to restore benefits limited in the qualified 401(k) plan. Effective February 1, 2009, employer contributions were suspended. As of January 1, 2010, the plan was changed to provide a contribution equal to 5% of a participant's compensation, except for those who are participants in the 2004 SERP plan, in excess of the limit set forth in Code section 401(a)(17), as adjusted. The Company accrues each participant's return on investment based on an asset model of their choice. The cost (benefit) of the plan to the Company in fiscal years 2010, 2009 and 2008 was $1.3 million, $(1.0) million and $1.0 million, respectively.

The 2004 SERP, a non-qualified defined contribution retirement benefit plan for certain qualified executives, previously provided annual contributions ranging from 7% to 11% of eligible compensation to the participants' accounts, which earned 4.0% interest at January 30, 2010. Effective February 1, 2009, employer contributions to the plan were suspended for plan year beginning April 1, 2009. Beginning with the April 1, 2010 plan year, the plan will provide a contribution equal to 5% of a participant's compensation in excess of the limit set forth in Code section 401(a)(17), as adjusted. The contribution and interest costs charged to operations were $0.8 million, $1.7 million and $2.4 million in fiscal years 2010, 2009, and 2008, respectively.

Certain eligible employees participate in a non-qualified Deferred Compensation Plan ("DCP"). Participants in the DCP have elected to defer a portion of their regular compensation subject to certain limitations proscribed by the DCP. The Company is required to pay interest on the employees' deferred compensation at various rates that have historically been between 7% and 10%. Interest cost related to the plan and charged to interest expense was $4.0 million, $4.0 million and $3.9 million in fiscal years 2010, 2009 and 2008, respectively.

The Company has a Pension Restoration Plan, a non-qualified defined contribution plan. The plan provides benefits for certain officers, whose pension plan benefit accruals were frozen, that would have been otherwise grandfathered in their pension participation based on age and vesting. Effective January 1, 2009, the Company suspended accrual to this plan for one year and subsequently permanently froze future contributions as of December 31, 2009. Expense of $0.1 million, $0.8 million and $0.5 million was incurred for fiscal years 2010, 2009 and 2008, respectively, to provide benefits under this plan.

(16) Stock-Based Compensation

Under the Belk, Inc. 2000 Incentive Stock Plan (the "Incentive Plan"), the Company is authorized to award up to 2.8 million shares of common stock for various types of equity incentives to key executives of the Company.

The Company recognized compensation expense (income), net of tax, under the Incentive Plan of $0.1 million, $0.2 million and $(1.2) million for fiscal years 2010, 2009 and 2008, respectively.

Performance Based Stock Award Programs

The Company has a performance based stock award program (the "Long Term Incentive Plan" or "LTI Plan"), which the Company grants, under its Incentive Plan, stock awards to certain key executives. Shares awarded under the LTI Plan vary based on Company results versus specified performance targets and generally vest at the end of the performance period. Prior to fiscal year 2009, the performance period was typically three years. Beginning with fiscal year 2009, the LTI Plan began using a one-year performance period and a two-year service period. A portion of any shares earned during the performance period will be issued at the end of the performance period with the remaining shares issued at the end of the service period.

LTI Plan compensation costs are computed using the fair value of the Company's stock on the grant date based on a third-party valuation and the estimated expected attainment of performance goals. As of January 30, 2010, there was no unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the LTI Plan.

There were no LTI Plan shares granted during fiscal year 2010. The weighted-average grant-date fair value of shares granted under the LTI Plans during fiscal years 2009 and 2008 was $25.60 and $30.81, respectively. The total fair value of stock grants issued under the LTI Plans during fiscal years 2009 and 2008 was $1.3 million and

$11.2 million, respectively. The fiscal year 2009 LTI performance targets were not met, therefore no stock grants vested. The total fair value of stock grants vested under the LTI Plan during fiscal year 2008 was $1.4 million.

The Company implemented performance-based stock award programs (the "Executive Transition Incentive Plans" or the "ETI Plans") in connection with the acquisition and integration of the Proffitt's and McRae's stores (the "PM Plan") and Parisian stores (the "Parisian Plan") in fiscal years 2006 and 2007, respectively. Shares awarded under the ETI Plans varied based upon Company results versus specified performance targets. Shares awarded in the PM Plan vested at the end of each of two one-year performance periods ended August 4, 2007 and July 29, 2006. Shares awarded in the Parisian Plan vested at the end of a 16 month period, ending February 2, 2008. In addition, during fiscal year 2008, the Company made a discretionary award of approximately 50% of the total award to the participants in the Parisian Plan. The award resulted in compensation cost for fiscal year 2008 of $0.5 million.

ETI Plan compensation cost was recorded under ASC 718, "Compensation — Stock Compensation," and was computed using the fair value stock price on the grant date and the estimated expected attainment of performance goals. The Company issued new shares of common stock as the awards vested at the end of the performance period.

The weighted-average grant-date fair value for shares granted under the ETI Plans was $27.15 for fiscal year 2008. The total fair value of stock grants vested and issued under the ETI Plans during fiscal years 2009 and 2008 was $0.4 million and $4.5 million, respectively. The ETI Plans did not vest any stock grants in fiscal year 2009. The total fair value of stock grants vested under the ETI Plans during fiscal year 2008 was $5.0 million.

The Company granted two service-based stock awards in fiscal year 2009. One service-based award will have two vesting periods, and will issue five thousand shares at the end of each service period. Because the associate was employed at April 1, 2010, a total of ten thousand shares was issued. The second service-based award granted approximately seven thousand shares in fiscal year 2009. This service-based award vested in fiscal year 2009. The weighted-average grant-date fair value for shares granted under these service-based awards was $26.49 for fiscal year 2009. The total fair value of stock grants vested during fiscal year 2010 and 2009 was $0.1 million and $0.2 million, respectively. The unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the service-based plan as of January 30, 2010 and January 31, 2009 was $10.0 thousand and $0.1 million, respectively.

In fiscal year 2007, the Company established a five-year performance-based incentive stock plan for the Chief Financial Officer (the "CFO Incentive Plan"). Up to 11,765 shares are awarded under the plan at the end of each fiscal year if an annual Company performance goal is met. Performance goals are established annually for each of the five one-year performance periods, which results in five separate grant dates. The participant has the option to receive 30% of the award in cash (liability portion) at the end of each of the five one-year periods. The annual cash award is based on the number of shares earned during the annual period times the fair value of the Company's stock as of the fiscal year end. The amounts under the liability portion of the award vest ratably at the end of each fiscal year. The remaining 70% of the award (equity portion) is granted in the Company's stock. Shares granted under the equity portion vest at the end of the five-year period. The award also includes a cumulative five-year look-back feature whereby previously unearned one-year awards can be earned based on cumulative performance. The shares that were awarded based on the fiscal year 2010 performance goal had a grant date fair value of $11.90. The total fair value of stock grants issued during fiscal year 2008 was $0.3 million. The CFO Incentive Plan resulted in compensation cost of $0.1 million in fiscal year 2010. The CFO Incentive Plan did not result in compensation cost in fiscal years 2009 and 2008. Future compensation cost will be determined based on future grant date fair values and attainment of the performance goals.

(17) Purchase Obligations

Purchase obligations include agreements to purchase goods or services that are enforceable and legally binding and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Agreements that are cancelable without penalty have been excluded. Purchase obligations relate primarily to purchases of property and equipment, information technology contracts, maintenance agreements and advertising contracts.

The annual amount and due dates of purchase obligations as of January 30, 2010 are $70.4 million due within one year, $93.1 million due within one to three years, $13.2 million due within three to five years, and no purchase obligations due after five years.

(18) Earnings Per Share

Basic earnings per share ("EPS") is computed by dividing net income (loss) by the weighted-average number of shares of common stock outstanding for the period. The diluted EPS calculation includes the effect of contingently issuable stock-based compensation awards with performance vesting conditions as being outstanding at the beginning of the period in which all vesting conditions are met. The reconciliation of basic and diluted shares for fiscal years 2010, 2009, and 2008 is as follows:

	January 30, 2010	January 31, 2009	February 2, 2008
Basic Shares	48,450,401	49,010,509	49,749,689
Dilutive contingently-issuable vested share awards	2,059	—	34,946
Diluted Shares	48,452,460	49,010,509	49,784,635

For fiscal year ended January 31, 2009, the Company had a net loss from operations, therefore, the inclusion of contingently-issuable vested share awards would have an anti-dilutive effect on the Company's calculation of diluted loss per share. Accordingly, the diluted loss per share equals basic loss per share for this period.

(19) Fair Value Measurements

Fair value is the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date. The Company uses a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. These tiers include: Level 1, defined as observable inputs such as quoted prices in active markets for identical assets and liabilities; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

As of January 30, 2010, the Company held an interest rate swap that is required to be measured at fair value on a recurring basis. As of January 31, 2009, the Company held available-for-sale investment securities, an auction rate security, and an interest rate swap measured at fair value on a recurring basis. In the fourth quarter of fiscal year 2010, all available-for-sale investment securities were contributed to charitable organizations, and the auction rate security was reclassified to held-to-maturity.

In fiscal year 2009, the Company's available-for-sale investment securities' unrealized holding gains and losses were included in other comprehensive income. The fair value of available-for-sale securities was based on quoted market prices.

The Company has entered into interest rate swap agreements with financial institutions to manage the exposure to changes in interest rates. The fair value of interest rate swap agreements is the estimated amount that the Company would pay or receive to terminate the swap agreement, taking into account the current credit worthiness of the swap counterparties. The fair values of swap contracts are determined based on inputs that are readily available in public markets or can be derived from information available in publicly quoted markets. The Company has consistently applied these valuation techniques in all periods presented. Additionally, the change in the fair value of a swap designated as a cash flow hedge is marked to market through accumulated other comprehensive income (loss). Any swap that is not designated as a hedging instrument is marked to market through gain (loss) on investments.

The Company's assets and liabilities measured at fair value on a recurring basis at January 30, 2010 and January 31, 2009, respectively, were as follows:

Description	Fair Value at January 30, 2010				Fair Value at January 31, 2009			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
	(Dollars in thousands)							
Auction rate securities	N/A	N/A	N/A	N/A	$ —	$ —	$10,250	$10,250
Investment securities	—	—	—	—	1,074	—	—	1,074
Total assets measured at fair value	$ —	$ —	$ —	$ —	$1,074	$ —	$10,250	$11,324
Interest rate swap liability	$ —	$7,403	$ —	$7,403	$ —	$8,182	$ —	$ 8,182
Total liabilities measured at fair value	$ —	$7,403	$ —	$7,403	$ —	$8,182	$ —	$ 8,182

The following table provides a reconciliation of the beginning and ending balances of the Company's investment in ARS (Level 3):

(dollars in thousands)	
Balance as of January 31, 2009	$10,250
Purchases of auction rate securities	—
Redemption of auction rate security	(900)
Reclassification of auction rate security(a)	(9,350)
Balance as of January 30, 2010	$ —

(a) The auction rate security classified as available for sale was reclassified to held-to-maturity as of January 30, 2010; its carrying value approximates its fair value.

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments only in certain circumstances (for example, when there is evidence of impairment). The fair value measurements related to the long-lived assets in the following table were prompted due to real estate decisions made and annual impairment testing performed during the fourth quarter of fiscal year 2010. Fair values were determined using expected future cash flow analyses. The Company classifies these measurements as Level 3.

	Property and Equipment
	(Dollars in thousands)
Measured as of January 30, 2010:	
Carrying amount	$ 48,567
Fair value measurement	10,052
Impairment charge recognized	(38,515)

The following table presents the carrying amounts and estimated fair values of financial instruments not measured at fair value in the consolidated balance sheets. These included the Company's auction rate security and fixed rate long-term debt.

	January 30, 2010		January 31, 2009	
	Carrying Value	Fair Value	Carrying Value	Fair Value
	(Dollars in thousands)			
Financial assets				
Auction rate security(a)	$ 9,350	$ 9,350	N/A	N/A
Financial liabilities				
Long-term debt (excluding capitalized leases)(b)	$667,780	$647,287	$667,780	$612,702

(a) Amounts represent held-to-maturity ARS backed by student loans, which are 97% guaranteed under the Federal Family Education Loan Program, and carries the highest credit ratings of AAA.

(b) Represents the sum of fixed rate and variable rate long-term debt excluding capitalized leases.

As of January 30, 2010, the par value of the ARS was $9.4 million and the estimated fair value was $9.4 million. The fair value of the ARS is estimated using Level 3 inputs as a result of the lack of frequent trading in these securities. The ARS fair value determination used an income-approach considering factors that reflect assumptions market participants would use in pricing, including: the collateralization underlying the investment; the creditworthiness of the counterparty; expected future cash flows, including the next time the security is expected to have a successful auction; and risks associated with the uncertainties in the current market. The Company has no reason to believe that the underlying issuer of the ARS is presently at risk or that the underlying credit quality of the assets backing the ARS investment has been impacted by the reduced liquidity of this investment.

The fair value of the Company's fixed rate long-term debt is estimated based on the current rates offered to the Company for debt of the same remaining maturities.

(20) Stockholders' Equity

Authorized capital stock of Belk, Inc. includes 200 million shares of Class A common stock, 200 million shares of Class B common stock and 20 million shares of preferred stock, all with par value of $.01 per share. At January 30, 2010, there were 46,907,178 shares of Class A common stock outstanding, 1,378,535 shares of Class B common stock outstanding, and no shares of preferred stock outstanding.

Class A shares are convertible into Class B shares on a 1 for 1 basis, in whole or in part, at any time at the option of the holder. Class A and Class B shares are identical in all respects, with the exception that Class A stockholders are entitled to 10 votes per share and Class B stockholders are entitled to one vote per share. There are restrictions on transfers of Class A shares to any person other than a Class A permitted holder. Each Class A share transferred to a non-Class A permitted holder automatically converts into one share of Class B.

On April 1, 2010, the Company declared a regular dividend of $0.40 and a special one-time additional dividend of $0.40 on each share of the Class A and Class B Common Stock outstanding on that date. On April 1, 2009 and April 2, 2008, the Company declared a regular dividend of $0.20 and $0.40, respectively, on each share of the Class A and Class B Common Stock outstanding on those dates.

On April 1, 2010, the Company's Board of Directors approved a self-tender offer to purchase up to 2,880,000 shares of common stock at a price of $26.00 per share.

On April 1, 2009, the Company's Board of Directors approved a self-tender offer to purchase up to 500,000 shares of common stock at a price of $11.90 per share. The tender offer was initiated on April 22, 2009, and on May 20, 2009, the Company accepted for purchase 102,128 shares of Class A and 139,536 shares of

Class B common stock for $2.9 million. Subsequently, in a separate transaction, the Company accepted for purchase 258,336 shares of Class A common stock for $3.1 million on June 24, 2009 from Mr. H.W. McKay Belk, President and Chief Merchandising Officer. The number of shares purchased from Mr. Belk represents the difference between the number of shares of common stock which the Company offered to purchase in the tender offer that was initiated on April 22, 2009 and the number of shares that were tendered by stockholders and purchased by the Company. The purchase price was the same as the purchase price offered by the Company in the initial tender offer.

(21) Selected Quarterly Financial Data (unaudited)

The following table summarizes the Company's unaudited quarterly results of operations for fiscal years 2010 and 2009:

	Three Months Ended			
	January 30, 2010	October 31, 2009	August 1, 2009	May 2, 2009
	(In thousands, except per share amounts)			
Revenues	$1,097,109	$727,988	$760,261	$760,894
Gross profit(1)	376,118	231,515	237,893	228,801
Net income	56,736	446	9,410	544
Basic income per share	1.17	0.01	0.19	0.01
Diluted income per share	1.17	0.01	0.19	0.01

	Three Months Ended			
	January 31, 2009	November 1, 2008	August 2, 2008	May 3, 2008
	(In thousands, except per share amounts)			
Revenues	$1,111,407	$741,403	$829,301	$817,312
Gross profit(1)	345,562	208,811	255,655	259,063
Net income (loss)	(202,813)	(23,488)	8,207	5,129
Basic income (loss) per share	(4.16)	(0.48)	0.17	0.10
Diluted income (loss) per share	(4.16)	(0.48)	0.17	0.10

(1) Gross profit represents revenues less cost of goods sold (including occupancy, distribution and buying expenses)

Per share amounts are computed independently for each of the quarters presented. The sum of the quarters may not equal the total year amount due to the impact of changes in average quarterly shares outstanding.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Belk, Inc.:

We have audited the accompanying consolidated balance sheets of Belk, Inc. and subsidiaries as of January 30, 2010, and January 31, 2009, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended January 30, 2010. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Belk, Inc. and subsidiaries as of January 30, 2010, and January 31, 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended January 30, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, the Company adopted the provisions of ASC Section 740-10-25, Income Taxes — Recognition, as of February 4, 2007.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Belk, Inc. and subsidiaries' internal control over financial reporting as of January 30, 2010, based on criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 14, 2010, expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

/s/ KPMG LLP

Charlotte, North Carolina
April 14, 2010

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS

Certain statements made in this report, and other written or oral statements made by or on behalf of the Company, may constitute "forward-looking statements" within the meaning of the federal securities laws. Statements regarding future events and developments and the Company's future performance, as well as our expectations, beliefs, plans, estimates or projections relating to the future, are forward-looking statements within the meaning of these laws. You can identify these forward-looking statements through our use of words such as "may," "will," "intend," "project," "expect," "anticipate," "believe," "estimate," "continue" or other similar words.

Forward-looking statements include information concerning possible or assumed future results from merchandising, marketing and advertising in our stores and through the Internet, general economic conditions, our ability to be competitive in the retail industry, our ability to execute profitability and efficiency strategies, our ability to execute growth strategies, anticipated benefits from our strategic initiative to strengthen our merchandising and planning organizations, anticipated benefits from the redesign of our belk.com website and our eCommerce fulfillment center, the expected benefit of new systems and technology, anticipated benefits from our acquisitions and the anticipated benefit under our Program Agreement with GE. These forward-looking statements are subject to certain risks and uncertainties that may cause our actual results to differ significantly from the results we discuss in such forward-looking statements.

We believe that these forward-looking statements are reasonable. However, you should not place undue reliance on such statements. Any such forward-looking statements are qualified by the following important risk factors and other risks which may be disclosed from time to time in our filings that could cause actual results to differ materially from those predicted by the forward-looking statements. Forward-looking statements relate to the date initially made, and we undertake no obligation to update them.

- General economic, political and business conditions, nationally and in our market areas, including rates of economic growth, interest rates, inflation or deflation, consumer credit availability, levels of consumer debt and bankruptcies, tax rates and policy, unemployment trends, potential acts of terrorism and threats of such acts and other matters that influence consumer confidence and spending;
- Our ability to comply with debt covenants which could adversely affect our capital resources, financial condition and liquidity;
- Our ability to anticipate the demands of our customers for a wide variety of merchandise and services, including our predictions about the merchandise mix, quality, style, service, convenience and credit availability of our customers;
- Unseasonable and extreme weather conditions in our market areas;
- Seasonal fluctuations in quarterly net income due to the significant portion of our revenues generated during the holiday season in the fourth fiscal quarter and the significant amount of inventory we carry during that time;
- Competition from other department and specialty stores and other retailers, including luxury goods retailers, general merchandise stores, Internet retailers, mail order retailers and off-price and discount stores, in the areas of price, merchandise mix, quality, style, service, convenience, credit availability and advertising;
- Our ability to effectively use advertising, marketing and promotional campaigns to generate high customer traffic in our stores;
- Our ability to find qualified vendors from which to source our merchandise and our ability to access products in a timely and efficient manner from a wide variety of domestic and international vendors;
- The income we receive from, and the timing of receipt of, payments from GE, the operator of our private label credit card business, which depends upon the amount of purchases made through the proprietary credit cards, the level of finance charge income generated from the credit card portfolio, the number of new accounts generated, changes in customers' credit card use, and GE's ability to extend credit to our customers;

- Our ability to correctly anticipate the appropriate levels of inventories during the year;
- Our ability to manage our expense structure;
- Our ability to continue to open new stores, or to remodel or expand existing stores, including the availability of existing retail stores or store sites on acceptable terms and our ability to successfully execute the Company's retailing concept in new markets and geographic regions;
- The efficient and effective operation of our distribution network and information systems to manage sales, distribution, merchandise planning and allocation functions;
- Our ability to expand our eCommerce business through our updated and redesigned belk.com website, including our ability to meet the systems challenges of operating the website consistently and our ability to efficiently operate our eCommerce fulfillment facility;
- Our ability to realize the planned efficiencies from our acquisitions and effectively integrate and operate the acquired stores and businesses, including our fiscal year 2007 acquisition of Parisian stores and our fiscal year 2007 acquisition of the assets of Migerobe and commencement of our owned fine jewelry business; and
- The effectiveness of third parties in managing our outsourced business processes.

For a detailed description of the risks and uncertainties that might cause our results to differ from those we project in our forward-looking statements, we refer you to the section captioned "Risk Factors" in our annual report on Form 10-K for the fiscal year ended January 30, 2010 that we filed with the SEC on April 14, 2010. Our other filings with the SEC may contain additional information concerning the risks and uncertainties listed above, and other factors you may wish to consider. Upon request, we will provide copies of these filings to you free of charge.

Our forward-looking statements are based on current expectations and speak only as of the date of such statements. We undertake no obligation to publicly update or revise any forward-looking statement, even if future events or new information may impact the validity of such statements.

CORPORATE HEADQUARTERS

Belk, Inc.
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

TRANSFER AGENT

Belk Stores Services, Inc.
Telephone: (704) 357-1000

AUDITORS

KPMG LLP
550 South Tryon Street
Suite 3200
Charlotte, North Carolina 28202
Telephone: (704) 335-5300

GENERAL COUNSEL

Ralph A. Pitts
2801 West Tyvola Road
Charlotte, North Carolina 28217
Telephone: (704) 357-1000

Additional Information

Analysts, investors and others seeking financial data, as well as news media representatives and other persons seeking general information about the Company, should contact Ralph A. Pitts at the address and telephone number set forth at left.

Annual Report on Form 10-K

Copies of the Company's annual report on Form 10-K filed with the SEC will be furnished without charge to stockholders upon written request to Ralph A. Pitts at the address set forth at left.

Annual Meeting

The Company will hold its Annual Stockholders Meeting at 11:00 a.m., local time, on May 26, 2010, at the Renaissance Suites Hotel, 2800 Coliseum Centre Drive, Charlotte, North Carolina.

Quarterly Stock Price Information and Stockholders of Record

In fiscal year 2010, there was no established trading market for either the Class A Common Stock or the Class B Common Stock. There were limited and sporadic quotations of bid and ask prices for the Class A Common Stock and the Class B Common Stock in the Pink Sheets and on the OTC Bulletin Board under the symbols "BLKIA" and "BLKIB," respectively. As of April 9, 2010, Belk, Inc. had approximately 576 stockholders of record of 46,905,134 shares of Class A Common Stock outstanding and 350 stockholders of record of 1,392,192 shares of Class B Common Stock outstanding.

Dividends

On April 1, 2010, the Company declared a regular dividend of $0.40 on each outstanding share of the Class A and Class B Common Stock and a special dividend of $0.40 on each outstanding share of the Class A and Class B Common Stock. The amount of dividends paid with respect to fiscal year 2011 and each subsequent year will be determined at the sole discretion of the Board of Directors based upon the Company's results of operations, financial condition, cash requirements and other factors deemed relevant by the Board of Directors.


Belk
BELK.COM

2801 W. Tyvola Road | Charlotte, NC 28217-4500 | www.belk.com | 704.357.1000